As filed with the Securities and Exchange Commission on October 2, 1995

                                Registration No. 33-61477

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------


                                AMENDMENT NO. 1
                                    FORM S-2
             Registration Statement Under The Securities Act of 1933


-------------------------------------------------------------------------------

                                ILX INCORPORATED
            (formerly International Leisure Enterprises Incorporated)
             (Exact name of registrant as specified in its charter)

    ARIZONA                          6531                        86-0564171
(State or other               (Primary Standard               (I.R.S. Employer
jurisdiction of           Industrial Classification          Identification No.
incorporation or                Code Number)
  organization
                            2777 East Camelback Road
                             Phoenix, Arizona 85016
                                 (602) 957-2777
 (Address, and telephone number, of registrant's principal executive offices)

                                JOSEPH P. MARTORI
                             Chief Executive Officer
                                ILX Incorporated
                            2777 East Camelback Road
                             Phoenix, Arizona 85016
                                 (602) 957-2777
           (Name, address, and telephone number, of agent for service)

                                   Copies to:
     Carol A. Colombo, Esq.                            Ronald Warner, Esq.
    Colombo & Bonacci, P.C.                   Thelen, Marrin, Johnson & Bridges
2525 East Camelback Rd., Ste. 840              333 South Grand Avenue, 34th Fl.
     Phoenix, Arizona  85016                    Los Angeles, California 90071
         (602) 956-5800                                  (213) 229-2066

          Approximate date of commencement of proposed sale to public:
    As soon as practicable after the Registration Statement becomes effective

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[] If the registrant elects to deliver its latest annual report to its security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X] If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering.___________ [] If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [X]

                                                 CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------

Title of Each Class of Securities     Amount to be       Proposed  Maximum          Proposed  Maximum          Amount of
        to be Registered               Registered        Offering Price Per         Aggregate Offering     Registration Fee
                                                              Unit(1)                    Price(1)
====================================================================================================================================
Convertible Adjustable Secured
Bonds due 2000                       $11,500,000(2)            100%                    $11,500,000              $3,965.51
====================================================================================================================================
Common Stock, no par value,
issuable upon Conversion of
Convertible  Adjustable
Secured Bonds(3)                             --                  --                          --                     --
====================================================================================================================================
Representatives Warrants                  333,333              $3.60                    $1,199,999               $413.79
------------------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the registration fee.

(2) Includes the Underwriters' over-allotment option to purchase $1,500,000 aggregate principal amount of CAS Bonds.

(3) Such indeterminate number of shares of ILX common stock as may be issuable upon conversion of the CAS Bonds being registered hereunder. Such shares of common stock will, if issued, be issued for no additional consideration and therefor no registration fee is required.

--------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                                ILX INCORPORATED

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K

                       Showing Location in the Prospectus
                  of Information Required by Items of Form S-2



   Form S-2 Item Number and Caption                   Prospectus
   --------------------------------                   ----------

1. Forepart of Registration Statement and              Facing Page of Registration Statement;
   Outside Front Cover Page of Prospectus              Outside Front Cover Page of the Prospectus

2. Inside Front and Outside Back Cover Pages           Available Information; Incorporation of
   of Prospectus                                       Certain Documents by Reference; Table of
                                                       Contents

3. Summary Information, Risk Factors and Ratio         Prospectus Summary; Risk Factors; Ratio of
   of Earnings to Fixed Charges                        Earnings to Fixed Charges

4. Use of Proceeds                                     Prospectus Summary; The Company -- The
                                                       Varsity Clubs Concept; Use of Proceeds

5. Determination of Offering Price                     Not Applicable

6. Dilution                                            Not Applicable

7. Selling Security Holders                            Not Applicable

8. Plan of Distribution                                Underwriting

9. Description of Securities to be Registered          Description of ILX Securities and Pertinent
                                                       Arizona Statutes

10. Interests of Named Experts and Counsel             Not Applicable

11. Information with Respect to the Registrant         Available Information; Prospectus Summary;
                                                       Incorporation of Certain Documents by
                                                       Reference; Risk Factors

12. Incorporation of Certain Information by            Available Information; Incorporation of
    Reference                                          Certain Documents by Reference


13. Disclosure of Commission Position on               Disclosure of Commission Position
    Indemnification for Securities Act Liabilities


Information   contained  herein  is  subject  to  completion  or  amendment.   A
registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                 SUBJECT TO COMPLETION, DATED October 2, 1995


                                   PROSPECTUS

                                ILX INCORPORATED
            (formerly INTERNATIONAL LEISURE ENTERPRISES INCORPORATED)

                                   $10,000,000
                10% CONVERTIBLE ADJUSTABLE SECURED BONDS DUE 2000
                       (Denominated in $1,000 Increments)


         ILX Incorporated, an Arizona corporation ("ILX"), is offering TEN MILLION DOLLARS ($10,000,000) aggregate principal amount of Convertible Adjustable Secured Bonds due _________, 2000 ("CAS Bonds") for sale at $1,000 per CAS Bond. See "Description of ILX Securities -- CAS Bonds." The CAS Bonds will bear interest at the rate of 10% per annum. Interest on the CAS Bonds will be payable on January 1 and July 1 in each year the CAS Bonds are outstanding. The first interest payment on the CAS Bonds will be due and payable on January 1, 1996. Unless previously redeemed, the CAS Bonds will be convertible at the following rates: (i) Commencing 30 calendar days after the closing of this offering and continuing until the 29th calendar day after the second anniversary of the closing of this offering, the CAS Bonds will be convertible into ILX common stock at $3.00 per share; (ii) On the 30th calendar day after the second anniversary of the closing of this offering, the conversion price will be adjusted so that from that date until the 29th calendar day after the fourth anniversary of the closing of this offering the CAS Bonds will be convertible into ILX common stock at a price equal to: (a) 75% of the "Mark Price" of ILX's common stock, where the "Mark Price" is defined as a price equal to the average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning _________, 1997 and ending _________, 1997, or (b) $2.50 per share, whichever is higher; (iii) The conversion price will again be adjusted on the 30th calendar day after the fourth anniversary of the closing of this offering so that from that date until maturity, the CAS Bonds will be convertible into ILX common stock at a price equal to: (a) 75% of the "Mark Price" of ILX common stock, where the "Mark Price" is defined as a price equal to the average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning , 1999 and ending _________, 1999, or (b) $2.50 per share, whichever is higher.

         The CAS Bonds are an outstanding debt obligation of ILX and, in terms of preference, are junior to the Senior Indebtedness (as hereinafter defined). In addition, the CAS Bonds are secured by all of the issued and outstanding capital stock of Varsity Clubs of America Incorporated, an Arizona corporation and a wholly owned subsidiary of ILX ("VCA"). ILX may redeem the CAS Bonds, in whole or in part, at any time after ILX's common stock has traded at a price in excess of $4.00 per share for a period of 20 consecutive trading days. The redemption price shall be 120% of the outstanding principal amount of each CAS Bond.

         As of June 30, 1995, the aggregate amount of outstanding Senior Indebtedness was approximately $12.6 million. There is no limit on the amount of Senior Indebtedness that ILX may incur. In addition, there is no restriction on VCA's or its subsidiaries' ability to incur additional debt and to secure such debt with a pledge or mortgage of all or a portion of VCA's or its subsidiaries' assets. Incurrence of additional debts and/or encumbrance of the assets of VCA or its subsidiaries may adversely affect the value of the VCA Stock offered as security for the CAS Bonds. Recourse to other assets of ILX is subject to the Senior Indebtedness and the terms of the Indenture. (See "Description of ILX Securities and Pertinent Arizona Statutes -- Description of CAS Bonds -- Event of Default")

         SEE "RISK FACTORS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN ILX CAS BONDS INCLUDING UNLIMITED SENIOR INDEBTEDNESS, QUALIFIED SECURITY AND DISCRETIONARY USE OF PROCEEDS.

         Until __, 199_, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



===============================================================================
                    Price to         Underwriting         Proceeds to Issuer or
                     Public          Discounts(1)           Other Persons(1)(2)
--------------------------------------------------------------------------------
Per CAS Bond          100%               9%                        91%
--------------------------------------------------------------------------------
Total(3)          $10,000,000        $900,000                 $9,100,000
================================================================================
(1) Does not include additional compensation to Brookstreet Securities Corporation in the form of a non- accountable expense allowance equal to 2% of the gross proceeds of the offering. See "Underwriting."


(2) Before deduction of estimated expenses of approximately $224,000 payable by ILX, including the 2% non-accountable expense allowance, of which $50,000 has been paid to Brookstreet Securities Corporation. ILX has also agreed to grant to Brookstreet Securities Corporation, for nominal consideration, warrants to purchase 333,333 shares of ILX common stock at $3.60 per share. See "Underwriting."


(3) ILX has granted the Underwriters an option, exercisable within 30 days of the effective date hereof, to purchase up to an additional $1,500,000 principal amount of CAS Bonds solely for the purpose of covering over-allotments, if any. In the foregoing table, the amount shown assumes that the over-allotment option will not be exercised. If the over-allotment option is exercised in full, the price of the CAS Bonds to the public would be $11,500,000; the underwriting discounts would be $1,035,000; and the proceeds to the Issuer or other persons would be $10,465,000.

                               [BROOKSTREET LOGO]


                              AVAILABLE INFORMATION

         ILX is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed with the Commission by ILX can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the regional offices of the Commission located in Room 3190, Kluczynski Federal Building, 230 South Dearborn Street, Chicago, Illinois 60604, and at 7 World Trade Center, New York, New York 10007. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

         ILX's common stock is quoted on the National Association of Securities Dealers Automated Quotation ("NASDAQ") Small Cap Market System under the symbol "ILEX." Application has been made for approval of the CAS Bonds for listing on NASDAQ under the symbol "ILEX.G." Reports, proxy statements and other information concerning ILX can be inspected at the National Association of Securities Dealers, Report Section, 1735 "K" Street, N.W., Washington, D.C. 20006.

                           INCORPORATION BY REFERENCE


         The following documents are hereby incorporated by reference: (i) ILX's annual report on Form 10-K for the fiscal year ended December 31, 1994 as amended on October 2, 1995 ("ILX's 10-K"); (ii) ILX's annual report to Stockholders for the fiscal year ended December 31, 1994 ("ILX's Annual Report"); (iii) ILX's first quarter Form 10-Q report (dated March 31, 1995) and ILX's second quarter Form 10-Q report (dated June 30, 1995), which were filed with the Commission on May 12, 1995, and July 28, 1995 as amended on October 2, 1995 ("ILX's 10-Qs"); (iv) ILX's Proxy Statement dated April 21, 1995, which was filed with the Commission on April 28, 1995 as amended on October 2, 1995 ("ILX's Proxy Statement"); and (v) Amendment No 1 to the Form S-2 Registration Statement of which this Prospectus is a part and all exhibits thereto ("ILX's S-2 Registration Statement"). Copies of ILX's 10-K, ILX's most recent 10-Q and ILX's Proxy Statement accompany this Prospectus.


         This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Documents relating to ILX (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents or into this Prospectus) are available, and will be provided without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered upon a written or oral request to ILX Incorporated, Attention: Nancy J. Stone, 2777 East Camelback Road, Phoenix, Arizona 85016, telephone number (602) 957-2777.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         No person is authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation should not be relied upon as having been authorized. This Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Prospectus in any jurisdiction to or from any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any distribution of the securities to which this Prospectus relates shall, under any circumstances, create any implication that there has been no change in the affairs of ILX since the date of this Prospectus.

         IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CAS BONDS OR THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

         IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CAS BONDS AND THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "PLAN OF DISTRIBUTION."


                            PROSPECTUS SUMMARY

     This summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus.

                                The Company

     ILX is an Arizona corporation formed (as International Leisure Enterprises Incorporated) in October, 1986 for the purpose of developing, operating, financing and marketing interval ownership ("timeshare") interests in resort properties, and engaging in other leisure-oriented business activities. ILX's timeshare portfolio consists of interests in resorts located in Arizona, Colorado, Florida, Indiana and Mexico.


     ILX's wholly owned subsidiary, Varsity Clubs of America Incorporated ("VCA"), is an Arizona corporation formed to capitalize on a perceived market niche in the hospitality industry: the potential demand for high quality accommodations near prominent colleges and universities with nationally recognized athletic programs. The first Varsity Clubs facility was completed in August, 1995 and is located approximately 2.8 miles from the University of Notre Dame in Indiana. The site for the second Varsity Clubs facility was acquired on July 13, 1995 and is located in Tucson, Arizona, approximately 2.3 miles from the University of Arizona. VCA initially has targeted a total of 15 sites for development of Varsity Clubs facilities in the next five years, including the Arizona and Indiana sites. All Varsity Clubs facilities will be operated as hotels to the extent of their unused or unsold timeshare inventory. As of the date of this offering, VCA or its wholly owned subsidiaries have obtained options to acquire properties located in Auburn, Alabama (Auburn University); Iowa City, Iowa (University of Iowa); Norman, Oklahoma (Oklahoma University); and State College, Pennsylvania (Penn State University). Due to the existence of larger and better financed competitors in the lodging industry, ILX's management believes that VCA's ability to capitalize on this perceived market niche depends, at least in part, upon the successful implementation of a reasonably aggressive development strategy. Accordingly, ILX intends to advance all of the net proceeds of this offering to VCA to finance a portion of the costs associated with the acquisition and development of Varsity Clubs facilities in strategic locations throughout the United States. ILX will require VCA to reimburse from the proceeds of this offering advanced to VCA all of the development costs incurred by ILX on behalf of VCA, which costs, as of June 30, 1995, totalled $3.1 million. See "Use of Proceeds," "The Company -- The Varsity Clubs Concept" and "Risk Factors -- VCA Repayment for Development Costs."


     ILX's principal executive office is located at 2777 East Camelback Road, Phoenix, Arizona 85016, and its telephone number is (602) 957-2777.

                                  The Offering

CAS Bonds         $10,000,000   aggregate   principal   amount  of   Convertible
                  Adjustable Secured Bonds due 2000 (the "CAS Bonds"). In addition, the Underwriters have been granted an over-allotment option for an additional $1,500,000 aggregate principal amount of CAS Bonds. See "Description of ILX Securities -- CAS
                  Bonds."

Interest Rate 10% per annum, payable on January 1 and July 1 in each year the CAS Bonds are outstanding, commencing on January 1, 1996.

Conversion        Unless previously redeemed,  the CAS Bonds will be convertible into ILX common stock at the following  rates:  (i) Commencing
                  30 calendar days after the closing of this offering until the 29th calendar day after the second anniversary of the closing of this offering, at the rate of $3.00 per share; (ii) On the 30th calendar day after the second anniversary of the closing of this offering the conversion price will be adjusted so that from that date until the 29th calendar day after the fourth anniversary of the closing of this offering, the CAS Bonds will be convertible into ILX common stock at a price equal to
                  (a) 75% of the "Mark Price" of ILX's common stock, where "Mark
                  Price" is defined as a price equal to an average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning _______, 1997 and ending __________, 1997, or (b) $2.50 per share, whichever is higher; and (iii) The conversion price will again be adjusted on the 30th calendar day after the fourth anniversary of the closing of this offering, so that from that date until maturity, the CAS Bonds will be convertible into ILX common stock at a price equal to (a) 75% of the "Mark
                  Price" of ILX's common stock, where "Mark Price" is defined as a price equal to an average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning __________, 1999 and ending _________, 1999, or (b) $2.50 per share, whichever is higher. See
                  "Description of ILX Securities -- CAS Bonds -- Conversion."


Redemption        ILX may redeem the CAS  Bonds,  in whole or in part,  any time after ILX's common stock trades at a price in excess of $4.00 per share for a period of 20 consecutive trading days. The redemption price shall be 120% of the outstanding principal amount of each CAS Bond, together with interest accrued to the date fixed for redemption. ILX is not required to make any sinking fund payments prior to maturity of the CAS Bonds. See
                  "Description of ILX Securities -- CAS Bonds -- Redemption" and
                  "Risk  Factor  --  Lack of  Sinking  Fund;  Substantial  Final
                  Payment for the CAS Bonds." However, if ILX receives proceeds from any key person life insurance policy maintained under the Indenture, such proceeds must be used by ILX for payment of the principal on the CAS Bonds, or used to redeem or otherwise acquire the CAS Bonds at the discretion of ILX's Board of Directors.

Security The CAS Bonds are an outstanding debt obligation of ILX and, in terms of preference, are junior to the Senior Indebtedness. In addition, the CAS Bonds are secured by a pledge of all of the issued and outstanding capital stock of Varsity Clubs of America Incorporated (the "VCA Stock"). As of June 30, 1995, the aggregate amount of outstanding Senior Indebtedness was approximately $12.6 million. See "Description of ILX Securities -- CAS Bonds -- Secured Interest," "Risk Factors -- Adequacy of Security for CAS Bonds" and "Risk Factors -- VCA Repayment for Development Costs."

Subordination     The CAS  Bonds are  subordinated  in right of  payment  to all present and future "Senior  Indebtedness"  (as defined in this
                  Prospectus)  incurred by ILX. The Indenture  does not restrict
                  ILX or  its  subsidiaries  from  incurring  additional  Senior
                  Indebtedness.    Incurrence   of   additional   debts   and/or
                  encumbrance of the assets of VCA or its subsidiaries may adversely affect the value of the VCA Stock offered as security for the CAS Bonds. See "Description of ILX Securities
                  --  CAS  Bonds  --  Senior  Indebtedness,"  "Risk  Factors  --
                  Subordination" and "Risk Factors -- Additional Debt of VCA."

Use of Proceeds   ILX  intends to advance all of the  proceeds  from the sale of the CAS Bonds to VCA primarily to finance the acquisition and development of Varsity Clubs facilities throughout the United
                  States in sites located near prominent universities with nationally recognized athletic programs. ILX will require VCA to reimburse, from the proceeds of this offering advanced to VCA, all of the development costs incurred by ILX on behalf of VCA, which costs, as of June 30, 1995, totalled $3.1 million.
                  See "Use of  Proceeds,"  "The  Company --  The  Varsity  Clubs
                  Concept" and "Risk Factors -- VCA  Repayment  for  Development
                  Costs."


Trustee U.S. Trust Company of California, N.A. is the Trustee for the CAS Bonds under the Indenture.

NASDAQ
Stock Symbol      ILEX

Proposed
NASDAQ
CAS Bond
Symbol            ILEX.G






                            SELECTED FINANCIAL DATA

         The following table presents selected historical financial data for ILX derived from ILX's consolidated financial statements. The historical financial data are qualified in their entirety by reference to, and should be read in conjunction with, the financial statements and notes thereto of ILX, which are incorporated by reference into this Prospectus.



                                                                                                   6 Month               6 Month
                                                                                                   Period                Period
                                           Year Ended December 31                               Ended June 30          Ended June 30
-----------------------------------------------------------------------------------------------------------------------------------
                     1990(1)         1991(1)          1992           1993(2)         1994           1994                 1995
-----------------------------------------------------------------------------------------------------------------------------------

Revenue            $2,352,734      $6,095,859       $18,856,660    $20,459,379    $29,950,669    $14,360,980         $14,933,267

Net income         (1,602,093)       (307,051)        1,325,874      2,076,231      2,148,287      1,525,865           1,047,187
(loss)

Income (loss)         (0.28)           (.04)             .12            .18           .17              .12                .08
per common
equivalent
share

Total Assets        5,528,943      15,026,975        15,748,315     24,906,969     28,403,404     24,199,753          34,974,078

Notes               2,550,758      5,557,229          4,865,107      5,408,898      6,882,445      4,152,060          12,188,174
Payable

Total               1,562,096      5,095,895          6,477,383     10,541,495     12,957,129     12,280,434          14,127,742
shareholders'
equity
-----------------------------------------------------------------------------------------------------------------------------------


1. ILX ceased consolidating the accounts of BIS-ILE on January 8, 1990, the date BIS-ILE filed a petition for reorganization under Chapter 1 of the U.S. Bankruptcy Code. ILX commenced consolidating the accounts of LAP, the successor in interest to BIS-ILE, on September 11, 1991.

2. 1993 data includes the effects of the acquisition of Genesis effective November 1, 1993.




                                 CAPITALIZATION

The following table sets forth the capitalization of ILX at June 30, 1995, and as adjusted to give effect to the sale of CAS Bonds in this offering and use of the net proceeds from the sale of the CAS Bonds. This table is qualified in its entirety by reference to, and should be read in conjunction with, the financial statements and notes thereto of ILX, which are incorporated by reference into this Prospectus.




                                    June 30,        As
                                     1995        Adjusted
                                    --------     --------

Genesis Funds Certificates       $ 1,445,094   $ 1,445,094
Notes Payable                     10,554,438    10,554,438
Notes Payable to Affiliates        1,633,736     1,633,736
CAS Bonds                                       10,000,000
                                 -----------   -----------
  Total Debt                      13,633,268    23,633,268
                                 -----------   -----------

Minority Interests                 2,877,803     2,877,803
                                 -----------   -----------
Shareholders' Equity
  Preferred Stock                  1,525,152     1,525,152
  Common Stock                     9,222,394     9,222,394
  Additional Paid-in Capital          30,000        30,000
  Retained Earnings                3,350,196     3,350,196
                                 -----------   -----------
    Total Shareholders' Equity    14,127,742    14,127,742
                                 -----------   -----------
TOTAL CAPITALIZATION             $30,638,183   $40,638,813
                                 -----------   -----------



                                  RISK FACTORS

         An investment in Convertible Adjustable Secured Bonds involves certain risks. In addition to other information contained in or incorporated by reference into this Prospectus, prospective purchasers carefully should consider the following risk factors before purchasing CAS Bonds.


         Development of Varsity Clubs Concept. ILX's management is aware of no other timeshare concepts that are targeted toward VCA's identified market niche, which is the development of high quality accommodations near prominent colleges and universities with nationally recognized athletic programs. The hotel industry is, however, quick to recognize and copy profitable lodging concepts. There can be no assurance that VCA will be able to capitalize on this perceived market niche, if and to the extent it exists, before other larger and better financed competitors become aware of and exploit this opportunity.

         New Concept; Uncertainty of Market Acceptance. ILX's management believes that the Varsity Clubs concept is new and, as is typical in the case of a new concept, the ultimate level of demand for and market acceptance of the Varsity Clubs concept is uncertain. There can be no assurance that VCA will be able to implement its business strategy or, if the strategy is implemented, that it will be profitable. Failure of the Varsity Clubs concept could adversely affect ILX's business and the value of ILX's securities, including the CAS Bonds, the common stock into which the CAS Bonds are convertible and the VCA stock that is pledged as security for the CAS Bonds.

         Allocation of Proceeds and Potential Acquisitions; Broad Management Discretion. ILX intends to allocate all of the net proceeds of the CAS Bond offering for the acquisition, development and marketing of Varsity Clubs facilities. Investors in this offering will not be able to direct the use of these funds or have any opportunity to review any acquisition. Investors must therefore rely on ILX's management for directing the expenditure of the offering proceeds. Further, there can be no assurance that any such acquisition, development or marketing will prove successful.

         VCA Repayment for Development Costs. ILX intends to advance all of the proceeds of this offering to VCA in the form of a capital contribution to finance a portion of the costs associated with the acquisition and development of Varsity Clubs facilities in strategic locations throughout the United States. Upon making its contribution of the proceeds of the offering to VCA, ILX will require VCA to repay ILX approximately $3.1 million (as of June 30, 1995) in advances made by ILX to pay for VCA's development costs. By making the repayment, VCA will be reducing its assets and thereby reducing the immediate value of the VCA Stock by a commensurate amount. See "Use of Proceeds."

         Subordination. The CAS Bonds are junior in right of payment to the Senior Indebtedness. See "Description of ILX Securities -- CAS Bonds -- Senior Indebtedness." There is no limit on the amount of Senior Indebtedness that ILX or its subsidiaries may incur in the future, nor any limit on ILX's or its subsidiaries' ability to grant security interests in any of its property, except VCA's capital stock. Between January 1, and June 30, 1995, VCA incurred debt totalling approximately $6.2 million. Of that debt, VCA borrowed approximately $1,310,000 from ILX in connection with VCA's development of the Notre Dame facility. Approximately $4.4 million of that debt was incurred under a loan taken to fund the construction of the Notre Dame facility and is secured by a deed of trust on that facility. In addition to the above, VCA has, since June 30, 1995, received a commitment for a construction loan in the amount of $6.0 million to fund the construction of, and provide working capital for, VCA's Tucson, Arizona facility, and received a commitment for $20 million in timeshare receivables financing for VCA's Tucson facility, although to date, VCA has not drawn any funds under those loan commitments. Since June 30, 1995, ILX has: (1) borrowed an additional $900,000 secured by certain timeshare receivables; (2) through its wholly owned subsidiary, Genesis Investment Group, Inc., received a commitment for a construction loan in the amount of $5 million to fund the construction of improvements to the Hotel Syracuse facility in New York, and received a commitment for timeshare receivables financing for the Hotel Syracuse facility in the amount of $20 million, although to date, Genesis Investment Group, Inc. has not drawn any funds under those loan commitments; and (3) obtained a commitment for $10 million in timeshare receivables financing for Kohl's Ranch Lodge, although to date, ILX has not drawn any funds under this loan commitment.

         Additional Debt of VCA. There is no restriction on VCA's or its subsidiaries' ability to incur additional debt, and to secure such debt or other obligation with a pledge, lien, mortgage or other encumbrance of all or any portion of VCA's or its subsidiaries' assets. Incurrence of additional debt and/or encumbrance of the assets of VCA or its subsidiaries may adversely affect the value of the VCA Stock offered as security for the CAS Bonds.

         Adequacy of Security for CAS Bonds. The CAS Bonds are an outstanding debt obligation of ILX and, in terms of preference, are junior to the Senior Indebtedness. In addition, the CAS Bonds are secured by a first priority lien against all of the issued and outstanding capital stock of VCA. See "Description of ILX Securities and Pertinent Arizona Statutes -- Description of CAS Bonds -- Secured Interest." If ILX fails to satisfy its obligations under the CAS Bonds and it becomes necessary for the holders of the CAS Bonds ("CAS Bondholders") to elect to foreclose their interest in the VCA Stock, there can be no assurance that the proceeds received from such foreclosure will be adequate to satisfy amounts due under CAS Bonds. If ILX encounters circumstances that undermine its financial condition causing it to default on the CAS Bonds, such a condition may likely be accompanied by circumstances that undermine VCA's financial condition and, accordingly, the value of the VCA Stock. In addition, the value of the VCA Stock may be reduced significantly if it is held other than by ILX or if the then current value of the VCA Stock at the time of such foreclosure has diminished.

         Effect of Default on Payments. In the event of a default on any item of Senior Indebtedness, ILX is not permitted to make payments on or in respect of the CAS Bonds. However, the subordination will not prevent the occurrence of an Event of Default under the CAS Bonds and will not, of itself, affect the rights of the CAS Bondholders to enforce their rights with respect to the VCA Stock and to receive payments as a result of the exercise of such rights.

         Appraisal. Under the terms of the Trust Indenture Act, ILX was required to seek an appraisal of VCA's stock. Accordingly, ILX engaged The Mentor Group, an independent appraiser, unaffiliated with and previously unknown to ILX, to prepare such an appraisal (the "Appraisal"). At The Mentor Group's request, ILX management provided its internal financial projections of income and cash flow and development objectives with respect to VCA facilities, which ILX's management believes are reasonable. The assumptions management used in preparing its internal financial projections are based on management's experience in the timeshare and hotel industries and management's expectations for the performance of VCA in its market niche. The assumptions include assessments that management believes reasonable regarding timeshare sales, room night rentals, revenues from food, beverage and retail operations, the cost of developing and constructing each VCA facility (projected at approximately $6.0 million for each standard facility), and the cost of operating each facility. Based on ILX's internal financial projections for VCA, the appraiser then prepared its own projections (attached to the Appraisal) of cash flows through 1999, including an estimated terminal value, all of which were discounted to present value using a capitalization factor determined by the appraiser. The appraiser projected growth of VCA's business based on ILX management's growth projections to assume the addition of three VCA facilities each year, which is substantially in excess of VCA's historic growth rate during its start-up phase. ILX's management believes such growth is reasonable assuming sale of the CAS Bonds and ILX's continuing ability to secure construction and timeshare financing for new facilities commensurate with its recent acquisition of financing for VCA's Notre Dame facility and Tucson facility. No assurance can be given that ILX or VCA will achieve the results set forth in ILX's financial projections or in the Appraisal. In addition, in preparing the financial projections, ILX faced a potential conflict of interest: Over-statement of such projections might benefit ILX in attracting investors, although only to the extent investors would be convinced to rely on them, which ILX has not sought to do. Further, ILX's management has no reason to believe that its internal financial projections are overstated. The appraised value of VCA stock substantially exceeds VCA's book value. The description of the Appraisal is qualified in its entirety by reference to the Appraisal and the exhibits attached thereto. See "Description of ILX Securities and Pertinent Arizona Statutes -- Description of CAS Bonds -- Appraisal."

         Lack of Sinking Fund; Substantial Final Payment for the CAS Bonds. ILX's management anticipates that the holders of the CAS Bonds will elect to convert their CAS Bonds into ILX common stock. Assuming, however, that the holders of the CAS Bonds do not so elect, ILX is under no obligation to make any sinking fund payments with respect to the CAS Bonds and the CAS Bonds are redeemable only at ILX's option prior to their stated maturity. Thus, ILX will be required to repay on maturity, up to $10,000,000 principal amount of the CAS Bonds (or $11,500,000 if the Underwriters' over-allotment option is exercised in full). If ILX does not have sufficient funds to pay such amount at maturity, it will have to refinance the CAS Bonds at that time. There can be no assurance that ILX will be able to obtain such refinancing. See "Description of ILX Securities -- CAS Bonds."

         No Public Market for the CAS Bonds. There is no existing market for the CAS Bonds. Although ILX has made an application to list the CAS Bonds on the NASDAQ system, there can be no assurance that the listing will be approved. Even if the CAS Bonds meet all of the requirements for listing on the NASDAQ system, such a listing may be terminated if, among other reasons, the amount of CAS Bonds issued and outstanding falls, whether through redemption, conversion or otherwise, below the NASDAQ minimum required principal amount of $5,000,000. Further, there can be no assurance that a trading market will develop or, if such a market develops, that it will continue. It is not expected that the CAS Bonds will be assigned a rating by any of the nationally recognized statistical rating agencies. The absence of such a rating may also limit the potential market for CAS Bonds.

         Uncertainty as to Trading Price. Even if a market for the CAS Bonds is established, there can be no assurance as to the prices at which the CAS Bonds will trade. To the extent there is any market for the CAS Bonds, whether the CAS Bonds will be traded at prices that are higher or lower than their initial market value will depend on many factors including, among other things, prevailing interest rates in the market for similar securities and the underlying value of the ILX common stock. The holders of the CAS Bonds will bear the risk that an increase in market interest rates or a decrease in the value of ILX common stock may adversely affect the prices at which the CAS Bonds will trade.


         Nature of Business; Business Plan. Resort development and sales to owner-users, whether through condominium creation or interval ownership, including timesharing or vacation club membership, present certain financial and operational risks that should be considered by each prospective purchaser. These risks include, but are not limited to, the following:

                  Marketing Expenses High Compared to Sales Prices. The cost of marketing timeshare interests is a high percentage of the selling price of the timeshare interests. Although ILX has set the sales prices of timeshare interests at levels that are believed to be sufficiently high to cover such costs, there can be no assurance that the timeshare interests of the projects currently involved or other timeshare interests of any other given project will continue to be saleable at such prices. Higher costs could reduce or eliminate profit margins.

                  Buyer Defaults. Generally, buyers of vacation ownership interests present a greater risk of default than home mortgagors, even if they meet credit qualification standards. Private mortgage insurance or its equivalent is not readily available to cover defaults with respect to buyers' purchases of vacation ownership interests. If a buyer defaults, the costs ILX expended to make the associated sale are not recoverable and such costs must be incurred again after the timeshare interest has been returned to ILX's inventory for resale.

                  Unfavorable Publicity; Remarketing Difficulty. The timeshare or interval ownership industry has been the subject of unfavorable publicity, particularly with respect to difficulties faced by purchasers in remarketing their timeshare interests. Negative publicity might reduce sales and adversely affect the value of the CAS Bonds and ILX's common stock into which the CAS Bonds are convertible.

                  Lack of Diverse Locations. The attractiveness of interval ownership in resorts may be enhanced by the availability of exchange networks allowing owners to "trade" the time they have purchased for time at another resort. Several companies, including Resort Condominiums International ("RCI") and Interval International ("II"), provide broad-based exchange networks. ILX has qualified its Los Abrigados Resort & Spa, Golden Eagle Resort, Kohl's Ranch Lodge and Ventura Resort properties for participation in the RCI network, and has qualified Varsity Clubs of America -- South Bend Chapter, Varsity Clubs of America -- Tucson Chapter, and Costa Vida Vallarta Resort for participation in the II network. Neither ILX's ability to qualify additional properties nor the continued availability of such exchange networks, however, can be assured. If ILX is unable to respond to consumer demand for greater choices of locations, it may be at a competitive disadvantage with companies that can offer such choices.

                  Potential Competition. Resort development and operation, including condominiums and timesharing, is a highly competitive industry. ILX anticipates that it will continue to face keen competition in all aspects of its operations from organizations that are larger, better financed and more experienced, such as the Walt Disney Company, Hilton Hotels Corporation, Hyatt Hotels Corporation and Marriott International Corporation. There can be no assurance that ILX will be able to compete successfully with such companies.

                  Regulation. ILX's timeshare sales are subject to state regulation by the states in which properties are located and states in which timeshare interests are marketed or sold. ILX and its subsidiary companies presently market and sell timeshare interests in Arizona, Colorado, Florida, Illinois, Indiana, Iowa, Nevada and Pennsylvania. ILX anticipates that ILX and its subsidiaries will apply for the right to conduct additional sales operations in those states and in various other states throughout the United States. There can be no assurance that each or any such state will grant, or continue to grant, ILX the right to sell its timeshare interests in such states or that, if such right to conduct sales operations is granted, it will be granted on terms and conditions acceptable to ILX. Under certain conditions, timeshare interests may be considered "securities" under state or federal law, with consequent time-consuming and expensive requirements for registration of such interests, licensing of salespeople and compliance with other regulations. There is no assurance that ILX's interval ownership plans can be designed definitely to avoid regulation as "securities" under federal law or the state law in the states where ILX desires to or does conduct sales or in which its properties are located. If ILX's timeshare interests are deemed to be securities, there can be no assurance that ILX will be able to comply with the applicable state and federal securities requirements.

                  Failure to Achieve Business Plan. Although ILX intends to expand its marketing of timeshare interests and open additional sales offices, no assurance can be given that ILX will be able to achieve these objectives or that, if these objectives are achieved, ILX will be profitable.

                  Potential Lack of Development Financing. ILX's ability to expand its business to new resort projects, including the development of additional Varsity Clubs facilities, will in part depend upon the availability of financing for the acquisition and development of such projects. There can be no assurance that such financing will continue to be available or that, if it is available, it will be available on terms and conditions favorable to ILX.

         Possibility of Downturn in General Economic Conditions. Any substantial downturn in economic conditions or any significant increase in the cost of fuel or transportation in general could significantly depress discretionary consumer spending and, therefore, have a material adverse effect on ILX's sales of vacation timeshare interests, including sales of timeshare interests in Varsity Clubs facilities. In addition, the future unavailability of attractive financing rates and favorable tax treatments (e.g. deductibility of interest payments for "second homes," including interval ownership weeks) could adversely affect ILX's business.

         Potential Lack of Consumer Receivable Financing. A substantial majority of ILX's timeshare sales are made on an installment basis. At such time as a sale is made, ILX is required to pay commissions and other costs that exceed ILX's cash-up-front receipts. Written arrangements presently exist for both the sale and financing of consumer receivables created by such installment sales. The financing is on a recourse basis and thus requires ILX to bear the risk of consumer default. ILX's ability to sell interval ownership weeks will depend upon the continued availability of consumer receivable financing. There can be no assurance that such financing will continue to be available or that, if it is available, it will be available on terms and conditions favorable to ILX. If such financing becomes unavailable upon expiration of existing written arrangements, ILX will have to rely upon other methods that could severely limit ILX's ability to fund future operations.

         Dividends. ILX has paid no cash dividends on its common or any series of preferred stock and it does not contemplate paying cash dividends in the foreseeable future. It is the present intention of ILX's management to retain future earnings, if any, for use in ILX's business. Failure to pay dividends on the Series C Stock will entitle the holders thereof to receive additional ILX common stock upon conversion and the increased liquidation preference attributable to the Cumulation Shares (see "Description of ILX Securities and Pertinent Arizona Statutes -- Description of Series C Stock"); however, dividends on the Series C Stock are not otherwise cumulative. Further, dividends cannot be paid on Series C Stock unless mandatory sinking fund requirements are met and dividends are paid with respect to ILX's Series A Stock. The Series B Stock pays no dividends.

         Arizona Anti-takeover Provisions. ILX does not have any provisions in its Articles of Incorporation or Bylaws that directly prohibit the takeover or change in control of ILX. However, Sections 10-1201 et seq. of the Arizona Revised Statutes, as amended, restrict a security holder or acquiror from affecting changes in control of corporations such as ILX or from exercising voting rights without shareholder approval when shareholdings exceed certain thresholds. See "Description of ILX Securities and Pertinent Arizona Statutes -- Anti-takeover Legislation and Anti-takeover Devices." Such statutory restrictions may adversely hamper future transactions involving a change in control or potential change in control of ILX or transactions with persons with shareholdings over specified percentages, thereby depressing the price of ILX common stock or the price of other ILX securities, including the CAS Bonds. Further, such restrictions may adversely affect the ability of one or more holders of ILX securities, including the CAS Bonds, to effect a change in control of ILX.

         Reliance on Key Personnel. ILX relies upon certain key management employees, including its Chairman, Chief Executive Officer and President, Joseph
P. Martori, and the loss of any such individual could adversely affect ILX. ILX believes that its future success will depend upon its ability to attract and retain key personnel. There can be no assurance that ILX will be able to retain key members of its current management team or that it will be able to attract experienced personnel in the future. ILX currently does not have employment agreements with such personnel. Pursuant to the Indenture and in order to reduce the potential adverse affects on the value of the CAS Bonds in the event of the death of Joseph P. Martori, ILX has purchased key man life insurance in the amount of $5,000,000 on Joseph P. Martori for the benefit of the holders of the CAS Bonds. See "Description of ILX Securities and Pertinent Arizona Statutes -- Description of CAS Bonds -- General."

         Voting Control by Existing ILX Shareholders. ILX is required by Arizona law to elect directors utilizing cumulative voting. By exercising his or her right to vote cumulatively, a common shareholder would be able to elect a percentage of directors corresponding to the percentage of the ILX common stock held by such shareholder assuming the existence of a sufficient number of directorships. ILX's Bylaws authorize a Board of no less than one nor more than 15 directors. ILX currently has eight directorships. Consequently, a purchaser must hold 11.11% plus one share of the ILX common stock to be able independently to elect a director. Martori Enterprises Incorporated, an Arizona corporation ("MEI"), Joseph P. Martori and Edward J. Martori, collectively, own or have the power to vote approximately 49.3% of the outstanding ILX common stock, and thereby have the power to elect at least 4 members of the 8 member Board of Directors and to influence substantially ILX's business and affairs. Joseph P. Martori and Edward J. Martori are directors of ILX and Joseph P. Martori is Chairman of the Board, President and Chief Executive Officer of ILX. Joseph P. Martori and Edward J. Martori also are controlling shareholders of MEI. Accordingly, MEI, Joseph P. Martori and Edward J. Martori are able to exert substantial influence over and in most cases control essentially all of ILX's and VCA's business and affairs. In addition, ILX's management believes that Alan
R. Mishkin owns an amount of ILX's common stock sufficient to elect at least one member of the Board of Directors.



         Effect of Shares Eligible for Future Sale on Market Price of ILX Securities. Certain ILX shareholders hold commercially significant amounts of ILX common stock. Such stock is (i) freely tradeable, (ii) may become available for resale in the open market pursuant to Rule 144 promulgated under the Securities Act, or (iii) may become freely tradeable pursuant to a registration of such shares. The sale of commercially significant amounts of ILX common stock subsequent to this offering could adversely affect the prevailing market price of the CAS Bonds and the ILX common stock into which the CAS Bonds are convertible. Such sales also could impair ILX's ability to raise additional capital through the sale of its securities. ILX filed a Form S-3 Registration Statement on May 9, 1994 (supplemented on August 19, 1994), in order to register on a "continuous basis" the stock of certain ILX shareholders. A total of 7,838,462 shares of ILX common stock were registered pursuant to the Form S-3 Registration Statement. Of these registered shares, ILX's management believes that the selling shareholders are entitled, pursuant to the terms of the Form S-3 Registration Statement, to sell publicly only 1,682,787 shares of ILX common stock under the registration effected on that Form S-3 Registration Statement, at least 700,000 shares of which have, to the best of ILX's management's knowledge, already been sold by certain selling shareholders. In addition, three of the selling shareholders, Joseph P. Martori, Edward J. Martori and Martori Enterprises Incorporated, have entered into a contractual arrangement with Brookstreet Securities Corporation that further restricts, for a period of two years from the date of issuance of the CAS Bonds, their ability to sell ILX common stock beneficially owned by them including stock registered pursuant to the Form S-3 Registration Statement. See "Underwriting."



                                   THE COMPANY
General.

         ILX is an Arizona corporation formed in October, 1986 for the purpose of developing, operating, financing and marketing interval ownership interests, often referred to as "timeshare" interests, in resort properties and engaging in other leisure-oriented business activities. ILX's principal executive offices are located at 2777 East Camelback Road, Phoenix, Arizona 85016, telephone number (602) 957-2777.

         ILX sells timeshare interests in resorts located in Arizona, Colorado, Florida, Indiana and Mexico. Generally, ILX either owns an interest in the resort itself, or it owns a designated number of timeshare interests in a resort and has a corresponding right to sell those timeshare interests to third parties.

         ILX owns an interest in the following resorts: Los Abrigados Resort & Spa in Sedona, Arizona, Golden Eagle Resort in Estes Park, Colorado, Kohl's Ranch Lodge in Gila County, Arizona, and Varsity Clubs of America -- South Bend Chapter in Mishawaka, Indiana.




================================================================================
                       RESORT                             OWNERSHIP INTEREST
--------------------------------------------------------------------------------
1.       Los Abrigados Resort & Spa                       78.5% Fee Simple
                                                          through Subsidiary*
--------------------------------------------------------------------------------
2.       Golden Eagle Resort                              100% Fee Simple
--------------------------------------------------------------------------------
3.       Kohl's Ranch Lodge                               100% Fee Simple
--------------------------------------------------------------------------------
4.       Varsity Clubs of America -- South                100% Fee Simple
         Bend Chapter                                     through Subsidiary
================================================================================

                  *The Los Abrigados Resort & Spa is owned by Los Abrigados Limited Partnership ("LAP"). ILE Sedona Incorporated, a wholly owned subsidiary of ILX, is the managing general partner of LAP and owns 78.5% thereof.


The properties owned by ILX or its subsidiaries are operated as hotels to the extent of unused or unsold timeshare inventory.

         In addition, ILX owns a designated number of timeshare interests in the following resorts and has a right to sell those timeshare interests to third party purchasers: Ventura Resort in Boca Raton, Florida and Costa Vida Vallarta Resort in Puerto Vallarta, Mexico.

================================================================================
                       RESORT                     LOCATION
--------------------------------------------------------------------------------
1.       Ventura Resort                           Boca Raton, Florida
--------------------------------------------------------------------------------
2.       Costa Vida Vallarta Resort               Puerto Vallarta,
                                                  Mexico
================================================================================

         Except for the Costa Vida Vallarta Resort, described below, timeshare purchasers acquire deed and title to an undivided fractional interest in a unit or type of unit, which entitles the purchaser to use a unit at the selected resort and to use the resort's common areas during a designated time period. On occasion, ILX reacquires a timeshare interest through a variety of circumstances including, but not limited to, customers' defaults on their obligation to pay for their timeshare interests. In those instances, the reacquired timeshare interests are restored to ILX's inventory for resale.

         Each of the above referenced resorts is affiliated with a not-for-profit organization, the members of which are the purchasers of timeshare interests in each such resort. These not-for-profit organizations have certain recorded governing documents that contain restrictions concerning the use of the resort property.


         With respect to those resort properties owned by ILX or its subsidiaries (Los Abrigados Resort & Spa; Golden Eagle Resort; Kohl's Ranch Lodge; and Varsity Clubs of America -- South Bend Chapter), a portion of the price paid to ILX by a purchaser of a timeshare interest in those resorts must be paid by ILX to the holder(s) of the underlying mortgage(s) on the property in order to release such timeshare interest from the lender's underlying encumbrance. This "release fee" ensures that the timeshare purchaser can acquire clear title to his or her timeshare interest.


         ILX began marketing timeshare interests in the Ventura Resort in Boca Raton, Florida in 1987. The Ventura Resort is located across from Boca Beach in Boca Raton, Florida. ILX is authorized by the states of Arizona and Florida to sell timeshare interests in Ventura Resort in those states. ILX had approximately 20 weeks available for sale at June 30, 1995.

         In 1986, ILX purchased, and in 1987 began operations at, the Golden Eagle Resort, which is located in the town of Estes Park, Colorado, within three miles of the Rocky Mountain National Park. The Golden Eagle Resort, including a four-story wood-frame main lodge, is situated on approximately 4 acres of land and is bounded generally by undeveloped forested mountainside land. The lodge property contains 27 guest rooms, a restaurant, bar, library and outdoor swimming pool, as well as two other free standing buildings containing 6 guest rooms and support facilities. Space is available to construct additional suites in the lodge and adjacent buildings. ILX also owns a residence in a duplex adjacent to the property.


         Marketing of timeshare interests in the Golden Eagle Resort began in 1987. ILX plans to offer a minimum of 1,785 timeshare weeks in the Golden Eagle Resort. Arizona, Colorado and Indiana have authorized ILX to sell timeshare interests in Golden Eagle Resort in those states. ILX had approximately 580 weeks available for sale in completed suites at June 30, 1995. The Golden Eagle Resort is, as of June 30, 1995, encumbered by (i) a note and deed of trust in the amount of $1,649,990, which is payable in monthly installments of interest at the rate of 12% per annum and annual installments of principal in the amount of $100,000, and matures in December, 1998, and (ii) a second deed of trust securing repurchase obligations relating to borrowings against consumer notes receivable in the principal amount of $525,000 and sales of consumer notes receivable sold with recourse in the approximate amount of $1,023,000 at June 30, 1995.


         In  September,  1988 ILX  acquired  an  ownership  interest  in the Los
Abrigados Resort & Spa in Sedona, Arizona through BIS-ILE Associates ("BIS-ILE"), a partnership that was formed to acquire and market the property and in which ILX held an interest as a general partner. See "The Company -- Other Wholly Owned Subsidiaries -- ILE Sedona Incorporated." The Los Abrigados Resort & Spa is located on the northwest bank of Oak Creek in Sedona, Arizona, approximately 110 miles northwest of Phoenix. The resort consists of a main building, which houses the lobby and registration area, executive offices, meeting space, a health spa and athletic club, food and beverage facilities and support areas. The hotel contains 174 suites in 22 one and two story free-standing structures. In addition, a two bedroom historic homesite that has been renovated to include a spa and other luxury features is also on the property and has been marketed by ILX. The resort has an outdoor swimming pool, tennis courts and other recreational amenities and is situated on approximately 19 acres of land.

         Marketing of timeshare interests in the Los Abrigados Resort & Spa began in February, 1989. ILX, directly and through its wholly owned subsidiary, ILE Sedona Incorporated, has served as managing general partner of BIS-ILE and its successor, Los Abrigados Partners Limited Partnership, an Arizona limited partnership ("LAP"), since inception. A total of 9,100 timeshare weeks may be sold in Los Abrigados Resort & Spa. Arizona, Colorado, Indiana, Iowa and Nevada have authorized ILX to sell timeshare interests in Los Abrigados Resort & Spa in those states. At June 30, 1995, ILX had approximately 3,744 weeks available for sale, and options to purchase 427 weeks had been extended to potential buyers. Also, Genesis Investment Group, Inc., a wholly owned subsidiary of ILX, holds an option to purchase 617 additional timeshare weeks in the Sedona Vacation Club at Los Abrigados Resort & Spa, which timeshare weeks will be made available for sale upon exercise of the option. See "The Company -- Other Wholly Owned Subsidiaries -- Genesis Investment Group, Inc." The Los Abrigados Resort & Spa is, as of June 30, 1995, encumbered by (i) a deed of trust, securing a note in the amount of $1,125,000, which is payable in monthly installments of $80,000 principal and interest at the rate of prime plus 1.25% and matures in September, 1996, and (ii) two subordinate deeds of trust of equal priority securing repurchase obligations relating to borrowings against consumer notes receivable in the principal amount of approximately $326,000 and sales of consumer notes receivable with recourse in the amount of approximately $16.2 million.

         The Costa Vida Vallarta Resort is a beach front resort located in Puerto Vallarta, Mexico. During 1993 and 1994, ILX acquired timeshare weeks in the resort that provide a right to occupy a specific week and unit in the resort and to use the common areas of the resort (during the week of occupancy) through and including the year 2009. Arizona, Colorado and Indiana have authorized ILX to sell timeshare interests in the Costa Vida Vallarta Resort in those states. ILX had approximately 89 timeshare interests available for sale as of June 30, 1995.


         On June 1, 1995, ILX acquired ownership of Kohl's Ranch Lodge ("Kohl's Ranch"). Kohl's Ranch is a 10.5 acre property located 17 miles northeast of Payson, Arizona. It is bordered on the eastern side by Tonto Creek and is surrounded by Tonto National Forest. The main lodge of Kohl's Ranch contains 41 guest rooms and a variety of common area amenities. Kohl's Ranch also includes eight 1- and 2-bedroom cabins along Tonto Creek, a triplex cabin with two 1-bedroom units and one efficiency unit, and a free standing building that contains sales offices and food and beverage facilities.


         On June 14, 1995, the Arizona Department of Real Estate approved ILX's application to sell timeshare interests in Kohl's Ranch. Timeshare sales commenced in July, 1995. As of June 30, 1995, ILX had 2,704 timeshare weeks available for sale. In addition to the sale of timeshare interests, ILX intends to continue operating Kohl's Ranch as a lodge-hotel. ILX has begun refurbishing Kohl's Ranch and intends to maintain its authentic ranch atmosphere and decor. ILX anticipates commencing construction of six new duplex cabins on the property in the spring of 1996, thus adding twelve 2- bedroom cabins, for a total of 64 units and 3,328 timeshare weeks available for sale. Kohl's Ranch is, as of June 30, 1995, encumbered by (i) a first position note and deed of trust in the amount of $929,250, which is payable in monthly installments of $3,000 principal plus accrued interest through December 1995. On December 1, 1995, the then remaining principal balance will be amortized over a thirty-six month period, payable in equal installments of principal and interest through December 1998, and (ii) a second position note and mortgage in the amount of $367,750, which is payable, commencing June 1, 1996, in monthly installments of $7,500 principal plus interest at the rate of 8% per annum, and matures on June 1, 2000.


         ILX's interval ownership plans compete both with other interval ownership plans as well as hotels, motels, condominium developments and second homes. ILX considers its competitive environment to include not only the areas near its properties but also other vacation destination alternatives. ILX's competitive posture is based on the distinction of its products, the desirability of the locations of its properties, the quality of the amenities ancillary to the timeshare weeks, the value received for the price and the availability of a variety of destination locations. ILX employs approximately 450 people. ILX plans to continue exploring options for the development and marketing of new resort facilities.

         ILX will comply with the requirements of Rules 13e-4 and 14e-1 under the Securities Exchange Act of 1934 and any other applicable securities laws in connection with such provisions and any related offers by ILX.


The Varsity Clubs Concept

         In 1988, ILX formed VCA to participate in a joint venture with a wholly owned subsidiary of Coachman Incorporated, a publicly traded corporation. In March, 1992 VCA acquired all of Coachman Incorporated's subsidiary's interest in the Varsity Clubs joint venture, giving VCA 100% ownership of the venture.

         VCA was formed to capitalize on a perceived niche market: the potential demand for high quality accommodations near prominent colleges and universities with nationally recognized athletic programs. Large universities host a variety of sporting, recreational, academic and cultural events that create a substantial and relatively constant influx of participants, attendees and spectators. The Varsity Clubs concept is a lodging alternative targeted to appeal to university alumni, basketball or football season ticketholders, parents of university students and corporate sponsors of university functions, among others. The Varsity Clubs concept is designed to address the specific needs of these individuals and entities by creating specialty timeshare hotels that have a flexible ownership structure, enabling the purchase of anything from a single day (such as the first home football game) to an entire football season. Each Varsity Clubs facility will operate as a hotel to the extent of unsold or unused timeshare inventory.

         The prototype Varsity Clubs facility is an all-suite, 62 unit lodging facility that features amenities such as The Stadium (a sports-theme atrium lounge), a private Member's Lounge, exercise facilities, a swimming pool and whirlpool spa, complete business services and other facilities popular with the target market of likely purchasers. The prototype Varsity Clubs facility is expandable to approximately 90 units, without the need to acquire additional real property, and can be built in smaller configurations if warranted by a particular market.


         The first Varsity Clubs facility was completed in August, 1995 and is located in Mishawaka, Indiana, approximately 2.8 miles from the University of Notre Dame. The Indiana facility is owned, to the full extent of unsold timeshare interests, by VCA South Bend Incorporated, a wholly owned subsidiary of VCA. VCA South Bend Incorporated is affiliated with Varsity Clubs of America -- South Bend Chapter, a not-for-profit corporation whose members are the purchasers of timeshare interests in the Indiana facility. Indiana, Arizona, Illinois, Florida and Pennsylvania have authorized VCA South Bend Incorporated to sell timeshare interests in the Indiana facility in those states. The Indiana Varsity Clubs facility is, as of June 30, 1995, encumbered by a first position mortgage and note in the amount of $3,977,000 the principal of which is payable through release fees and interest is payable monthly at the rate of 13%. The note matures 36 months from the date of the final construction draw. The property is further encumbered by borrowings of $812,000 against consumer notes receivable at June 30, 1995. This encumbrance was repaid in September 1995 through proceeds from the sale of consumer notes receivable, which also are secured by the property.


         The site for the second Varsity Clubs facility was acquired in July, 1995 and is located in Tucson, Arizona, approximately 2.3 miles from the University of Arizona. The Arizona property is owned by VCA Tucson Incorporated, a wholly owned subsidiary of VCA. Construction of the Arizona facility is expected to commence in the fall of 1995. In July, 1995, VCA Tucson Incorporated received a written commitment for construction financing for the Arizona facility in the amount of $6 million, which is expected to be sufficient to build and furnish the property. In addition, the commitment includes up to $20 million in financing for eligible notes received from the sale of timeshare interests in the Arizona facility.


         VCA initially has targeted a total of 15 sites for development of Varsity Clubs facilities in the next five years, including the Varsity Clubs facility in Indiana and the proposed facility in Tucson, Arizona. As of the date of this offering, VCA or its wholly owned subsidiaries have obtained options to acquire properties located in Auburn, Alabama (Auburn University); Iowa City, Iowa (University of Iowa); Norman, Oklahoma (Oklahoma University); and State College, Pennsylvania (Penn State University). Due to the existence of larger and better financed competitors in the lodging industry, ILX's management believes that VCA's ability to capitalize on this perceived market niche depends, in part, on the successful implementation of a reasonably aggressive development strategy. Accordingly, ILX intends to use the proceeds of this offering to finance, through VCA, a portion of the expansion costs associated with the acquisition and development of Varsity Clubs facilities in strategic locations throughout the United States. See "Use of Proceeds."


         As of June 30, 1995, VCA had incurred development expenses of approximately $6.47 million, $3.1 million of which have been advanced by ILX. Such expenses include costs associated with the research and development of the Varsity Clubs concept, the design and creation of the prototype Varsity Clubs facility, the development of advertising and marketing materials, the acquisition of real property in Mishawaka, Indiana and Tucson, Arizona, the construction of the Varsity Clubs facility in Indiana, and the acquisition of options to acquire real property in Auburn, Alabama; Iowa City, Iowa; Norman, Oklahoma; and State College, Pennsylvania. Some of the proceeds of this offering will be used to reimburse all or a portion of the development costs incurred by ILX on behalf of VCA. See "Use of Proceeds."

Other Wholly Owned Subsidiaries of ILX

         ILE Sedona Incorporated. In September, 1988, ILX acquired, through its wholly owned subsidiary, ILE Sedona Incorporated ("ILES"), a 40% interest in BIS-ILE, the owner in fee simple of the Los Abrigados Resort & Spa. During 1989, ILX acquired additional interests that increased its ownership in BIS-ILE. On January 8, 1990, BIS-ILE filed a petition for relief with the United States Bankruptcy Court for the District of Arizona, under Chapter 11 of the Bankruptcy Code. At that time, ILX owned 55.875% of BIS-ILE. Sales of vacation ownership interests in Los Abrigados Resort & Spa had ceased on January 8, 1990, pending completion of the Chapter 11 filing. During 1990, while BIS-ILE prepared its plan of reorganization, and in anticipation of that plan, ILX increased its interest in BIS-ILE to 89.999%. On August 26, 1991, the Bankruptcy Court approved BIS-ILE's amended plan of reorganization and sales of vacation ownership interests in Los Abrigados Resort & Spa resumed on September 20, 1991, following the successful reorganization. On September 10, 1991, Los Abrigados Partners Limited Partnership, an Arizona limited partnership, ("LAP") became the successor in interest to BIS-ILE. ILX, directly and through ILES, owns a total of 78.5% of LAP, which now owns the Los Abrigados Resort & Spa. LAP's other partners are Alan Mishkin (11.5%) and MEI (10%). ILES serves as LAP's managing general partner. LAP has contracted with ILX to manage the resort and to market fee simple interval ownership interests in the resort through the sale of membership interests in the Sedona Vacation Club. The management contract between ILX and LAP will terminate in September, 1996, unless otherwise renewed pursuant to the terms of the contract or unless sooner terminated by 90% of the owners of timeshare interests in the Sedona Vacation Club. It is the opinion of ILX's management that the management contract will be renewed on equal or more favorable terms to ILX.

         Red Rock Collection Incorporated. Red Rock Collection Incorporated, an Arizona corporation ("Red Rock Collection"), has, since July, 1994, been engaged in the manufacture and distribution of personal care products. The complete product line consists of spa and salon formulated products for face, body, bath and hair care. The Red Rock Collection corporate headquarters are located at 3840 North 16th Street, Phoenix, Arizona. This 8400 square foot building is owned by Red Rock Collection and houses the executive offices, customer service, accounting, warehouse and shipping operations.


         Currently, Red Rock Collection products primarily are marketed through resort properties owned and operated by ILX. This resort-based sales program includes an upscale amenities line, an in-room gift basket promotion and retail product sales at ILX resort venues. Based upon Red Rock Collection's initial success with this method, it has begun promoting the sales program to other hoteliers and resort properties. Red Rock Collection intends to distribute and market its products through salons, retail stores and spas. This distribution system will target well trafficked locations that have stylists, aestheticians and salespeople capable of promoting the Red Rock Collection product line.


         Red Rock Collection products are also used by ILX and its subsidiaries as tour promotion incentives. The products are given as gifts to individuals who attend timeshare tours and presentations.

         On February 2, 1993, ILX acquired, through a stock subscription offering, 71.4% of the issued and outstanding common stock of Red Rock Collection. ILX agreed to contribute (at prices mutually acceptable to ILX and Red Rock Collection) $700,000 in goods and services at Los Abrigados Resort & Spa in exchange for its Red Rock Collection stock. Effective February 11, 1994, ILX acquired the remaining 28.6% of Red Rock Collection's issued and outstanding common stock from Alan R. & Carol Mishkin and from MEI. In exchange for the Red Rock Collection stock, ILX issued to the Mishkins and MEI each 61,500 shares of restricted ILX common stock and each a promissory note in the principal amount of $150,000, requiring the payment of 10% interest annually and due and payable in 36 equal monthly installments of $4,840.08 commencing March 11, 1994 and ending with a final payment on February 11, 1997.


         Genesis Investment Group, Inc. Genesis Investment Group, Inc. is an Arizona corporation, ("Genesis") and, as of November 1, 1993, a wholly owned subsidiary of ILX. Genesis' business is the holding and liquidating of ownership interests in real estate (both fee and liens), most of which is unimproved, and the developing and selling of timeshare interests. In August, 1995, Syracuse Project Incorporated, a wholly owned subsidiary of Genesis, became the general partner of Orangemen Club Limited Partnership, a New York limited partnership. The partnership will acquire three floors of a hotel from Hotel Syracuse, Inc. The hotel is located within 2 miles of Syracuse University. The purpose of the partnership is to renovate and sell timeshare interests in the portion of the hotel owned by the partnership. Genesis' subsidiary owns an 80% interest in the partnership.

         ILX acquired Genesis through the merger of Genesis into ILX's wholly owned subsidiary, ILE Acquisition Corporation, an Arizona corporation ("ILEAC"), that was effective on November 1, 1993 (the "Merger"). Pursuant to the Merger, holders of Genesis common stock received the right to receive five shares of ILX common stock and three shares of Series C Stock for every ten shares of Genesis common stock. (At the time of the Merger, the Genesis shareholders were entitled to receive a maximum of 305,964 shares of the Series C Stock and 509,940 shares of ILX common stock.) Since the Merger, Genesis' has continued to liquidate its real estate holdings and has acquired an option to purchase 667 timeshare intervals in the Sedona Vacation Club at Los Abrigados Resort & Spa. Pursuant to such option, Genesis acquired for resale 50 timeshare weeks in the Sedona Vacation Club at Los Abrigados Resort & Spa, and Genesis intends to engage LAP to market these timeshare interests.


         Prior shareholders of Genesis, who held Genesis stock immediately preceding the Merger (the "Genesis Shareholders") also received certain rights (the "Recovery Rights") in certain proceeds of certain lawsuits (the "Lawsuits") that had been filed by Genesis and two Genesis affiliates, (collectively, the "Plaintiffs") prior to the Merger. The Lawsuits were filed to recover real estate from four partnerships that had claimed that their interests in the real estate were superior to the Plaintiffs' various interests in that real estate. Genesis agreed that, following the Merger, it would act as agent for the Genesis Shareholders solely to (i) pursue the Lawsuits in its reasonable discretion, and
(ii) collect and distribute the proceeds of the Recovery Rights, if any, to the Genesis Shareholders.

         Golden Eagle Resort, Inc. Golden Eagle Resort, Inc. was formed in 1987 to serve as the management company for the Golden Eagle Resort in Estes Park, Colorado. The management contract between ILX and Golden Eagle Resort, Inc. could terminate on May 31, 1997, unless otherwise renewed pursuant to the terms of the contract or unless sooner terminated by 90% of the owners of timeshare interests in the Golden Eagle Resort. It is the opinion of ILX's management that the management contract will be renewed.

         ILE Florida, Inc. ILE Florida, Inc. was formed in 1987 for the purpose of holding 100% of the issued and outstanding stock of Southern Vacations, Inc. Southern Vacations, Inc. owns timeshare interests in the Ventura Resort in Boca Raton, Florida. At the present time, all timeshare interests in the Ventura Resort are being marketed and sold by ILX in Arizona.

         In addition to the above mentioned wholly owned subsidiaries, ILX also owns three corporations, SHI Health Institute Incorporated, Golden Eagle Realty, Inc., and Red Rock Worldwide Incorporated, none of which has any assets or liabilities or is conducting any business at the present time.

Consulting Arrangements

         Effective June, 1995, ILX entered into Consulting Agreements with Investor Resources Services, Inc., a Florida corporation ("IRC"), and Universal Solutions, Inc., a Colorado corporation ("Universal"), pursuant to which IRC and Universal have agreed to provide certain investor relations, broker relations and public relations services. Concurrently, IRC and Universal entered into Consulting Agreements with Martori Enterprises Incorporated ("MEI") under which MEI, as the largest shareholder of ILX, agreed to make certain payments to IRC and Universal for their services. Under the terms of the Agreements, each of IRC and Universal will receive from ILX a total of 50,000 shares of ILX common stock, plus options to purchase an additional 200,000 shares of ILX common stock at $1.25 per share and 50,000 shares at $1.625 per share. ILX has agreed that the common stock received from ILX (including pursuant to the exercise of an option) may be registered pursuant to the terms of the Consulting Agreements. Additionally, MEI agreed to transfer to each of IRC and Universal 50,000 shares of ILX common stock together with options to purchase 50,000 shares each at $1.625 per share.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for ILX were as follows for the respective periods indicated:

======================================================================================================
                                        Year Ended December 31                         Six Months
                                                                                         Ended
------------------------------------------------------------------------------------------------------
                        1990       1991       1992     1993    1994     1994(1)     1995     1995(1)
                                                                       Pro Forma            Pro Forma
------------------------------------------------------------------------------------------------------
Ratio of Earnings to
Fixed Charges                                 2.40     3.48    3.08      1.50       3.50      1.91
------------------------------------------------------------------------------------------------------
Coverage Deficiency
(in thousands)        ($1,602)    ($307)
======================================================================================================

         (1) The pro forma ratios assume the CAS Bonds are outstanding during the applicable periods and that the proceeds from issuance of the CAS
         Bonds are not invested and do not earn a return.

         For the purpose of these ratios, earnings consist of income before losses from joint ventures accounted for under the equity method. Fixed charges consist of interest, the amortization of debt issuance costs and an estimated interest factor in rentals. Earnings in the years ended December 31, 1994, December 31, 1993 and December 31, 1992 were sufficient to cover the combined fixed charges. Earnings for the years ended December 31, 1990 to December 31, 1991 were not sufficient to do so. The coverage deficiency for the years ended December 31, 1990 and December 31, 1991 represents the excess of fixed charges over earnings.

                                USE OF PROCEEDS


         The net proceeds from the sale of the Convertible Adjustable Secured Bonds offered hereby are estimated to be approximately $8,676,000 ($10,011,000 if the Underwriters' over-allotment option is exercised) after deduction of all estimated offering expenses.



         ILX intends to advance all of the proceeds of this offering to VCA in the form of a capital contribution to finance a portion of the costs associated with the acquisition and development of Varsity Clubs facilities in strategic locations throughout the United States. See "The Company -- The Varsity Clubs Concept." See "Risk Factors -- Allocation of Proceeds and Potential Acquisitions; Broad Management Discretion."

         ILX will require VCA immediately to reimburse, from the offering proceeds contributed to VCA, all of the development costs incurred by ILX on behalf of VCA, which costs, as of June 30, 1995, totalled $3.1 million. The development costs include, but are not limited to, costs associated with the research and development of the Varsity Clubs concept, the design and creation of the prototype Varsity Clubs facility, the development of advertising and marketing materials, the acquisition of real property in Mishawaka, Indiana and Tucson, Arizona, the construction of the Varsity Clubs facility in Indiana, and the acquisition of options to acquire real property in Auburn, Alabama (Auburn University); Iowa City, Iowa (University of Iowa); Norman, Oklahoma (Oklahoma University); and State College, Pennsylvania (Penn State University). See "Risk Factors -- VCA Repayment for Development Costs."

         ILX intends to utilize the $3.1 million reimbursement to partially repay existing, high interest bearing indebtedness, incurred in September 1991, that bears interest at a rate of 13.5% per annum and does not have a stated maturity date (approximately $500,000), for refurbishment of Kohl's Ranch Lodge (approximately $600,000) and Los Abrigados Resort & Spa (approximately $1,000,000), and provide working capital to ILX (approximately $1,000,000). See "Risk Factors -- VCA Repayment for Development Costs."

         VCA initially has targeted a total of 15 sites for development in the next five years, including the six locations discussed above. VCA's management estimates that the total development cost in present dollars for each Varsity Clubs facility is approximately $6 million, including land acquisition, land improvements, construction, and furniture, fixtures and equipment costs. VCA also will incur additional costs associated with staffing each facility, marketing the facilities to, and financing the purchase of timeshare interests by, interested customers. The proceeds of this offering will be insufficient to cover the anticipated costs of VCA's facility development plans in their entirety. Accordingly, significant amounts of additional capital will be required to achieve VCA's facility development goal within the proposed 5-year period. Although VCA's management intends to seek traditional bank loans and other financing to finance a majority of the above referenced costs, there can be no assurance that such credit facilities will be available, or if available, that VCA will qualify for such financing or that such financing will be on terms acceptable to VCA. See "Risk Factors --Potential Lack of Development Financing."


                                  UNDERWRITING

         The following is a summary of the principal terms of the Underwriting Agreement among ILX and the underwriters named below (the "Underwriters"). The form of the Underwriting Agreement is filed as an exhibit to the Registration Statement, of which this Prospectus forms a part. This summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Underwriting Agreement, including the definitions therein of certain terms, which provisions and definitions are incorporated herein by reference. Subject to the terms and conditions of the Underwriting Agreement, ILX has agreed to sell to the Underwriters, for whom Brookstreet Securities Corporation is acting as representative (in such capacity, the "Representative"), and the Underwriters have agreed to purchase, on a firm commitment basis, the principal amount of CAS Bonds set forth opposite their names below:


         Underwriters                                      Amount of CAS Bonds
--------------------------------------------------------------------------------

Brookstreet Securities Corporation........................----------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

---------------------------------.........................---------------------

         Total......................................................$10,000,000

         Under the terms of the Underwriting Agreement, ILX has agreed to sell the CAS Bonds to the Underwriters for ninety-one percent (91%) of the principal amount of the CAS Bonds.

         ILX has granted to the Underwriters an option, exercisable during the 30 day period commencing on the date of this Prospectus, to purchase an aggregate of up to an additional $1,500,000 principal amount of CAS Bonds, at a price equal to ninety-one percent (91%) of the principal amount of the CAS Bonds, for the sole purpose of covering over-allotments, if any. The Underwriters may exercise such over-allotment option in whole or in part.

         The Underwriters are responsible for paying all fees and expenses incurred by them. ILX, however, has agreed to pay the Underwriters a non-accountable expense allowance equal to two percent (2%) of the gross proceeds received by ILX from the sale of the CAS Bonds (including from the sale of any CAS Bonds sold as a result of the Underwriters' exercise of the over-allotment option). ILX has advanced to the Representative, on a non-refundable basis, $50,000 to be applied against the non-accountable expense allowance.

         ILX has agreed to indemnify the Underwriters, any controlling person of an Underwriter, and other persons related to the Underwriters and identified in the Underwriting Agreement, against certain liabilities, including liabilities arising (i) under the Securities Act, (ii) out of any untrue statement of a material fact contained in the Registration Statement, this Prospectus, any amendments thereto, and certain other documents, or (iii) out of any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, unless the statement or omission is made in reliance upon and in conformity with written information furnished to ILX by or on behalf of the Underwriters for use in the document in which it was used.



         Under the terms of the Underwriting Agreement, for long as at least forty percent (40%) of the CAS Bonds are outstanding, ILX is prohibited from issuing or entering into a contract for the issuance of more than five percent (5%) of ILX's common stock, determined as of the Closing Date (as defined in the Underwriting Agreement) the CAS Bonds, without the consent of the
Representative, which may not be unreasonably withheld. In determining the number of shares of ILX common stock comprising the five percent (5%) threshold, all issued and outstanding shares of common stock as of the Closing Date will be included, together with all common stock issued or issuable upon conversion of all securities then outstanding, including without limitation the CAS Bonds and Representatives' Warrants. In addition, the conversion of any ILX convertible securities into, or the exercise of any right to purchase or otherwise acquire, ILX common stock shall not be deemed an issuance of ILX common stock subject to the foregoing restriction. The above referenced restriction is enforceable only by the Representative. The Representative is not a representative of the CAS Bondholders.

         In connection with this offering and as additional, nominal consideration for the Underwriter's efforts in connection with the offering, ILX has agreed to sell to the Representative (in its individual capacity and not as representative of the Underwriters), for nominal consideration, warrants ("Representative Warrants") to purchase 333,333 shares of ILX common stock at $3.60 per share, subject to adjustment upon the occurrence of certain events, including stock splits and combinations, reclassifications, exchanges and substitutions relating to ILX common stock. The Representative Warrants are exercisable for a period of four years commencing one year from the date of the closing of the offering. The Representative Warrants grant to the holders thereof certain rights with respect to the registration under the Securities Act of the securities issuable upon exercise of the Representative's Warrants.

         By contractual arrangement with the Representative, Martori Enterprises Incorporated, Edward J. Martori and Joseph P. Martori have agreed that, for a period of two (2) years from the date of issuance of the CAS Bonds, they will not sell more than twenty percent (20%) of the ILX common stock beneficially owned by them without the consent of the Representative, which consent shall not be unreasonably withheld. Such restriction shall not apply, however, to the sale of ILX common stock pursuant to any options, contracts or other agreements or understandings existing as of the date of the issuance of the CAS Bonds. See "Risk Factors -- Effect of Shares Eligible for Future Sale on Market Price of ILX Securities."

         Application has been made for the approval of the CAS Bonds for listing on NASDAQ under the symbol "ILEX.G." See "Risk Factors -- No Public Market for the CAS Bonds."

          DESCRIPTION OF ILX SECURITIES AND PERTINENT ARIZONA STATUTES

Description of CAS Bonds

         General. The Convertible Adjustable Secured Bonds are to be issued under an Indenture (the "Indenture"), dated as of ______________, 1995, between ILX and U.S. Trust Company of California, N.A., as trustee (the "Trustee"). The form of the Indenture and form of the CAS Bonds are filed as exhibits to the Registration Statement of which this Prospectus is a part. The following statements summarize certain provisions of the CAS Bonds and the Indenture. The summary statements do not purport to be complete, and are subject and qualified in their entirety by reference to all of the provisions of the Indenture and the CAS Bonds, including the definitions therein of certain terms (generally capitalized when used herein), which provisions and definitions are incorporated herein by reference.


         The CAS Bonds to be issued under the Indenture will be limited to $11,500,000.00 aggregate principal amount (which amount includes the Underwriters' over-allotment option to purchase $1,500,000.00 principal amount of CAS Bonds). The CAS Bonds are an outstanding debt obligation of ILX and, in terms of preference, are junior to the Senior Indebtedness. In addition, the CAS Bonds are secured by a first priority lien against all the issued and outstanding VCA Stock. See "The Company -- The Varsity Clubs Concept." ILX is not required to establish a sinking fund for the retirement of principal (see "Risk Factors -- Lack of Sinking Fund; Substantial Final Payment for the CAS Bonds"); however, if ILX receives proceeds from the "key person" life insurance policy maintained under the Indenture, such proceeds must be held by ILX in trust, to the full extent of the principal amount of the CAS Bonds outstanding plus any accrued and unpaid interest, for the payment of the principal on the CAS Bonds or used to redeem or otherwise acquire the CAS Bonds at the discretion of the Board of Directors. ILX may incur Senior Indebtedness (as defined in the Indenture and described below) to which the CAS Bonds will be subordinated. There is no limit on the amount of Senior Indebtedness that ILX or its subsidiaries may incur. See "Risk Factors -- Subordination." The CAS Bonds will mature on _______________, 2000. Each CAS Bond will bear interest from the closing date of this offering at a rate of 10% per annum payable on January 1 and July 1 in each year ("Interest Payment Dates") commencing January 1, 1996. Such interest installments will be paid to the person in whose name the CAS Bond is registered on the Bond Register maintained under the Indenture at the close of business on the Regular Record Date for such interest, which shall be December 15 and June 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Principal and interest will be payable at the office or agency to be maintained by the Trustee.


         ILX will issue the CAS Bonds only in fully registered form, without coupons, in denominations of $1,000. ILX will not assess a service charge for any transfer or exchange of the CAS Bonds, but it may require payment of a sum sufficient to cover the tax or governmental charge payable in connection therewith. Holders may transfer the CAS Bonds by surrendering them for transfer at the office of the Registrar, together with such written instrument of transfer as ILX and the Registrar may require. ILX has appointed the Trustee as the Registrar.


         Conversion. Unless previously redeemed, each CAS Bond will be convertible at any time after thirty (30) calendar days from the close of this offering, at the option of the CAS Bondholder, into shares of ILX common stock at the following conversion prices:

         (i) Commencing 30 calendar days after the close of this offering and continuing until the 29th calendar day after the second anniversary of the closing of this offering, the CAS Bonds will be convertible into ILX common stock at the price of $3.00 per share;

         (ii) On the 30th calendar day after the second anniversary of the closing of this offering, the conversion price shall be adjusted so that from that date until the 29th calendar day after the fourth anniversary of the closing of this offering, the CAS Bonds will be convertible into ILX common stock at a price equal to: (a) seventy-five percent (75%) of the "Mark Price" of ILX common stock, where the "Mark Price" is defined as a price equal to an average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning ______________, 1997 and ending _____________, 1997, or (b) $2.50 per share, whichever is higher;

         (iii) On the 30th calendar day after the fourth anniversary of the closing of this offering, the conversion price shall be adjusted so that from that date until maturity, the CAS Bonds will be convertible into ILX common stock at a price equal to: (a) seventy-five percent (75%) of the "Mark Price" of ILX common stock, where the "Mark Price" is defined as a price equal to an average of the closing price of ILX common stock as of the close of business each day for the 30 calendar day period beginning ________________, 1999 and ending ____________,
         1999, or (b) $2.50 per share, whichever is higher.

         On conversion, no adjustment for interest accrued on the CAS Bonds or distributions on the ILX common stock will be made. ILX currently has reserved 4,600,000 shares of common stock for issuance upon conversion of CAS Bonds. The number of shares of ILX common stock reserved for issuance will be adjusted upon any adjustment in the conversion price.

         The conversion price is further subject to adjustment in certain events including: (i) the payment of dividends on common stock in shares of common stock; and (ii) the subdivision or combination of common stock. With respect to CAS Bonds called for redemption, conversion rights expire at the close of business on the last business day prior to the Redemption Date. No fractional shares will be issued upon conversion, but ILX will pay cash in lieu thereof at the fraction of the conversion price that corresponds to the fractional share.


         Redemption. The CAS Bonds will be subject to redemption at the option of ILX, in whole or in part, from time to time, at any time after ILX's common stock has traded at a price in excess of $4.00 per share (subject to adjustment for subdivision, combination and other events) for a period of 20 consecutive trading days, upon not less than 30 nor more than 60 days' notice mailed to the holders thereof, at the Redemption Price of 120% of the outstanding principal amount of each CAS Bond, together, in each case, with interest accrued to the date fixed for redemption (subject to the right of a holder on the Regular Record Date for an interest payment to receive such interest).


         ILX may elect to redeem less than all of the CAS Bonds. If ILX elects to redeem less than all of the CAS Bonds, the Trustee will select which CAS Bonds to redeem, using such method as it shall deem fair and appropriate. Such method may include the selection for redemption of portions (equal to $1,000 or any multiple thereof) of the principal amount of any CAS Bond of a denomination larger than $1,000.


         Senior Indebtedness. The CAS Bonds are subordinated and junior in right of payment to the Senior Indebtedness of ILX to the full extent set forth in the Indenture. As of June 30, 1995, the aggregate amount of outstanding Senior Indebtedness was approximately $12.6 million. There is no limit on the amount of Senior Indebtedness that ILX may incur. See "Risk Factors -- Subordination." During the continuance of any default in payment of Senior Indebtedness, no payment may be made by ILX on or in respect of the CAS Bonds. In the event of any dissolution, winding-up, liquidation, or reorganization of ILX (whether in bankruptcy, insolvency, or receivership proceedings or upon an assignment for the benefit of creditors or otherwise), and except to the extent of the rights of the CAS Bondholders to exercise their rights in respect of the VCA Stock, the holders of Senior Indebtedness then outstanding will be entitled to receive payment in full of all such Senior Indebtedness before the holders of CAS Bonds are entitled to receive any payment on account of the principal of, premium, if any, or interest on the CAS Bonds. Such subordination will not prevent the occurrence of an Event of Default under the Indenture or the CAS Bonds, and will not, of itself, affect the rights of the CAS Bondholders to enforce their rights with respect to the VCA Stock.

         In the event of a default on the Senior Indebtedness, no payment may be made by ILX on or in respect of the CAS Bonds. However, the existence of a default in payment of Senior Indebtedness shall not prevent the existence of an Event of Default on or in respect of the CAS Bonds. In addition, the subordination of the CAS Bonds does not affect the rights of the CAS Bondholders to enforce their rights with respect to the VCA Stock, including the rights to foreclose or take other action against the VCA Stock upon the occurrence of an Event of Default. If the CAS Bondholders successfully foreclose upon and take possession of the VCA Stock, then the CAS Bondholders as a group would have the rights of shareholders of VCA to control VCA's assets, subject to VCA's organizational documents and the rights of VCA's creditors. See "Risk Factors -- Effect of Default on Payments."

         "Senior Indebtedness" is defined in the Indenture as "the principal of, premium (if any) and interest on any and all Indebtedness of the Company (other than the [CAS] Bonds) incurred in connection with (i) the borrowing of money from or guaranteed to banks, trust companies, leasing companies, insurance companies and other financial institutions, including all Indebtedness to such institutions and other specialized industry lenders to the extent it is secured by real estate and/or assets of the Company, evidenced by bonds, debentures, mortgages, notes or other securities or other instruments, (ii) purchase money Indebtedness incurred to or assumed from or on behalf of a seller in connection with the acquisition of assets by the Company, (iii) the borrowing of money from any source (including from Affiliates of the Company) for the purpose of financing timeshare arrangements and secured by receivables or timeshare interests generated from the sales of interval ownership interests by the Company or any Subsidiary, or (iv) notes payable arising from the acquisition of stock in [Red Rock Collection] and the acquisition of partnership interests in [LAP], in each instance under (i), (ii) and (iii), to the extent such Indebtedness is incurred, assumed or guaranteed by the Company before, at or after the date of execution of this Indenture, and all renewals, extensions and refundings thereof, unless in the instrument creating or evidencing any such Indebtedness or pursuant to which such Indebtedness is outstanding, it is provided that such Indebtedness, or such renewal, extension or refunding thereof, is junior or is not superior in right of payment to the [CAS] Bonds."

         Events of Default. The Indenture defines the following as "Events of Default": (1) default in the payment of interest and the continuance of such default for 30 days after becoming due; (2) failure to pay principal (or premium, if any) when due at Maturity or upon redemption; (3) failure to perform any other covenants for 60 days after written notice specifying the default and allowing ILX to remedy such default; or (4) certain events of bankruptcy, insolvency, or reorganization.

         The Indenture provides that the Trustee shall, within 90 days after the occurrence of an Event of Default, give the CAS Bondholders written notice of all uncured defaults known to it. The term "default" means the above specified events without grace periods; provided that, except in the case of default in the payment of principal of (or premium, if any) or interest on any of the CAS Bonds, the Trustee shall be protected in withholding such notice if and so long as it in good faith, determines that the withholding of such notice is in the interest of the CAS Bondholders. In the case of a default based on a breach of a material covenant or warranty, notice shall not be given until 30 days after the occurrence of such event of default.


         If an Event of Default shall occur, and be continuing, either the Trustee or the holders of at least a majority in aggregate principal amount of outstanding CAS Bonds may accelerate the maturity of all such outstanding CAS Bonds. Prior to acceleration of maturity of such CAS Bonds, the CAS Bondholders of at least a majority in principal amount of outstanding CAS Bonds may waive any past defaults under the Indenture, except for default in certain covenants as provided in the Indenture, which require unanimous consent. The CAS Bondholders of at least a majority in principal amount of outstanding CAS Bonds may waive an Event of Default resulting in acceleration, and annul the acceleration, of such CAS Bonds, but only if all the Events of Default have been remedied and all payments (other than those due as a result of acceleration) have been made.


         Upon an Event of Default, and following the passage of any applicable grace periods, the Trustee under the Indenture or the holders of a majority in principal amount of the CAS Bonds outstanding, on behalf of all the holders of the CAS Bonds, may institute proceedings and collect monies adjudged payable out of the property of ILX, subject to the rights of holders of Senior Indebtedness. Such proceedings may include (1) enforcing the rights of the CAS Bondholders as against the VCA Stock (by the Trustee acting at the direction of a majority in principal amount of the CAS Bonds), or (2) an action against other assets of ILX, provided that the ability of the CAS Bondholders to recover directly from ILX (including in the event the value of the security is insufficient to satisfy the CAS Bonds) is subject to the rights of the holders of Senior Indebtedness.


         Upon an application by ILX to the Trustee to take any action under the Indenture, ILX must deliver an officer's certificate and an opinion of counsel regarding ILX's compliance with conditions precedent to the taking of the requested action. In addition, annually ILX must deliver a certificate of certain officers of ILX concerning their knowledge, if any, of any default, and of ILX's compliance with the Indenture.

         Modification, Waiver of Certain Covenants and Satisfaction of Indenture. With certain exceptions that permit modifications of the Indenture by ILX and the Trustee only, the Indenture, the rights and obligations of ILX and the rights of CAS Bondholders may be modified by ILX with the consent of holders of not less than a majority in aggregate principal amount of outstanding CAS Bonds affected thereby; provided that ILX may make no such modification without the consent of the holder of each CAS Bond affected thereby if such modification would (1) impair or affect the rights of the CAS Bondholders to receive principal (or premium, if any) and interest at the Stated Maturity, (2) impair or affect the right to institute suit for the enforcement of any such payment on or with respect to any such CAS Bond (except as to postponement of an interest payment as provided below), or (3) modify the foregoing requirements. The holders of not less than seventy-five percent (75%) in aggregate principal amount of outstanding CAS Bonds may consent to a postponement of any interest payment for a period not exceeding three years from its due date. No supplemental indenture shall affect adversely the rights of the holders of Senior Indebtedness without the consent of such holders.

         The holders of a majority in aggregate principal amount of outstanding CAS Bonds may waive ILX's compliance with certain restrictive provisions of the Indenture.

         The Indenture shall be satisfied and discharged when (i) either (a) all authenticated and delivered CAS Bonds have been delivered to the Trustee for cancellation; or (b) all CAS Bonds not delivered for cancellation are or will be due and payable, or are to be called for redemption, within one year, and ILX has deposited sufficient amounts with Trustee to pay the amounts due on the CAS Bonds; (ii) ILX has paid all other sums payable by ILX under the Indenture; and
(iii) ILX has delivered a certificate of an officer of ILX and a opinion of counsel stating that all conditions precedent to discharge have been completed.


         Secured Interest. The CAS Bonds are an outstanding debt obligation of ILX and, in terms of preference, are junior to the Senior Indebtedness. In addition, the VCA Stock has been pledged to secure the obligations evidenced by the CAS Bonds. The stock pledge represents a first priority lien against the VCA Stock. If ILX fails to satisfy its obligations under the CAS Bonds and it becomes necessary for the holders of the CAS Bonds ("CAS Bondholders") to elect to foreclose their interest in the VCA Stock, there can be no assurance that the proceeds received from such foreclosure will be adequate to satisfy amounts due under CAS Bonds. In addition, the value of the VCA Stock may be reduced significantly if it is held other than by ILX or if the then current value of the VCA Stock at the time of such foreclosure has diminished. See "Risk Factors -- Adequacy of Security for CAS Bonds."


         Appraisal. An appraisal concerning the value of the VCA Stock was prepared by The Mentor Group, Inc., an independent appraisal and valuation firm that is not affiliated with and was previously unknown to ILX. The Mentor Group established a valuation for VCA of $26,300,000 (the "Appraisal"), an amount that is substantially in excess of VCA's current book value as of June 30, 1995 totaling $44,425. The Appraisal was prepared to comply with the terms of the Trust Indenture Act of 1939, which may require the Company to provide the Trustee under the CAS Bonds with an appraisal setting forth the value of VCA to ILX. The appraiser requested and was provided with ILX's internal financial projections prepared for VCA for use in raising funds from third party investors. The financial projections prepared by ILX's management were based on assumptions regarding VCA that are believed by ILX's management to be reasonable. Those assumptions were made based on management's combined experience in the timeshare and hotel industries and assume availability of financing necessary for growth. The assumptions include assessments of VCA's future success rates in marketing timeshare interests in its facilities
(including that VCA would achieve sales of approximately 70% of the combined timeshare inventory by the end of 1997 from the first three facilities constructed on a timely basis), the likely prices at which such intervals would be sold, room night rental prices (assuming occupancy rates of 73% to 78%) averaging $78.00 to $80.00 per night, maintenance subsidies for timeshare intervals of approximately $18.00 per day, cash flows from timeshare sales payments based on downpayments of 30% and notes receivable of 70% of sales prices, that the notes receivable may be financed to generate immediate cash equal to 85% of their face values with receipt of the balance upon customers' payment of their notes, and construction costs for the standard facility averaging $6.0 million (with approximate amounts of $700,000 paid for land, $300,000 for land improvements, $3.9 million for direct construction costs and $1.1 million for furniture, fixtures and equipment). Based on ILX's internal financial projections for VCA, the appraiser then prepared its own projections (attached to the Appraisal) of cash flows through 1999, including an estimated terminal value, all of which were discounted to present value using a capitalization factor determined by the appraiser. The appraiser projected growth of VCA's business based on ILX management's growth projections to assume the addition of three VCA facilities each year, which is substantially in excess of VCA's historic growth rate during its start-up phase. ILX's management believes such growth is reasonable assuming sale of the CAS Bonds and ILX's continuing ability to secure construction and timeshare financing for new facilities commensurate with its recent acquisition of financing for VCA's Notre Dame facility and Tucson facility. See "Risk Factors -- Appraisal." No assurance can be given that ILX or VCA will achieve such projections or that ILX or VCA will achieve the projected results even if such projections are met. The description of the Appraisal is qualified in its entirety by reference to the Appraisal and the exhibits attached thereto. A Statement of the Assumptions and Limiting Conditions is set forth in the Appraisal. In particular, the Statement discloses that, in preparing its analysis, The Mentor Group relied on certain of ILX's financial statements, projections for VCA and related assumptions, and other pertinent data. The Mentor Group accepted the information it received from ILX without further verification (except as otherwise noted in the Appraisal) as a reflection of ILX's and VCA's overall business operations and conditions. A potential investor in the CAS Bonds should refer to the Statement attached to the Appraisal, which is incorporated herein by reference.

         The Trustee. U.S. Trust Company of California, N.A. will be the Trustee under the Indenture. The Trustee need not take any action in the enforcement of any remedy available to the Trustee if the Trustee does not have sufficient indemnification against loss or expense.

Certain Covenants

         Restrictions on Dividends. For such time as at least 50% of the principal amount of the CAS Bonds remain outstanding ILX will not declare or pay any cash dividends or dividends in kind on its shares of common stock other than dividends payable solely in shares of ILX common stock.

         Limitation on Liquidation. Neither the board of directors nor the holders of common stock of ILX shall adopt a plan of liquidation that provides for (i) the sale, lease, conveyance or other disposition of all of the assets of ILX, other than substantially as an entirety, and (ii) the distribution of all or substantially all of the proceeds of such transaction, and of the remaining assets of ILX, to the holders of common stock or preferred stock unless ILX, prior to making any liquidating distribution pursuant to such plan, makes provision for the satisfaction of its obligations as to the payment of principal and interest on the CAS Bonds.

         Overhead   Allocation   Limitation.   ILX  shall  maintain  its  annual
expenditures for general and administrative costs at an amount not to exceed 16% of ILX's gross revenue.


         Limitation on Change of Control. ILX shall not experience a change in control, where "change in control" means (a) when any person, or any persons acting together that would constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 (other than a person or group including or comprised of ILX, an entity in which Joseph P. Martori, Edward J. Martori or Martori Enterprises Incorporated owns an interest (or any of them individually), any subsidiary, any employee stock purchase plan, stock option plan or other incentive plan or program, retirement plan or automatic dividend reinvestment plan or any substantially similar plan of ILX or any subsidiary or any person holding securities of ILX for or pursuant to the terms of any such plan, together with any affiliates thereof), acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of at least a majority of all classes of capital stock of ILX, or (b) all or substantially all of ILX's assets (defined as greater than 75% of the fair market value of ILX's assets) are sold as an entirety to any person or related group of persons in any one transaction or series of related transactions.


         A "change in control" does not violate the covenant if (i) the market price of the common stock on the date of the change in control occurred is at least 105% of the conversion price of the CAS Bonds in effect immediately preceding the time of the change in control, or (ii) all of the consideration (excluding cash payments for fractional shares) in the transaction giving rise to the change in control to the holders of common stock consists of securities that are, or are immediately upon issuance will be, listed on a national exchange or quoted on a quotation system, and as a result of such transaction the CAS Bonds become convertible into such security, or (iii) the consideration in the transaction giving rise to the change in control to the holders of the common stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on a quotation system, or a combination of cash and such securities and the aggregate fair value of such consideration is at least 105% of the conversion price of the CAS Bonds in effect on the date immediately preceding such transaction, or (iv) the CAS Bonds or the shares of common stock into which the CAS Bonds are convertible are freely tradeable without restriction in time or quantity with respect to sales of CAS Bonds or shares of common stock.


         The Indenture offers limited or no protection to the CAS Bondholders in the event of a leveraged buyout initiated by ILX, certain management of ILX, or any of their affiliates, or by an entity in which they have an interest.


         Limitation on Merger. ILX may not merge into or consolidate with any other corporation in a transaction in which ILX is not the surviving corporation unless: (i) the successor is a corporation organized under the laws of any domestic jurisdiction; (ii) the successor corporation assumes ILX's obligations on the CAS Bonds and under the Indenture; (iii) after giving effect to the transaction, no default, and no event that, after notice of lapse of time, would become a default, shall have occurred and be continuing; (iv) the successor corporation must have a class of equity securities listed on a national exchange or quotation system, and the CAS Bonds must be convertible into such securities; and (v) ILX delivers to the Trustee appropriate opinions and certifications as to compliance with conditions precedent under the Indenture.


         Restrictions on Additional Issuance. Under the terms of the Underwriting Agreement, for as long as at least forty percent (40%) of the CAS Bonds are outstanding, ILX is prohibited from issuing or entering into a contract for the issuance of more than five percent (5%) of ILX's common stock, determined as of the Closing Date (as defined in the Underwriting Agreement) without the consent of the Representative, which may not be unreasonably withheld. In determining the number of shares of ILX common stock comprising the five percent (5%) threshold, all issued and outstanding shares of common stock as of the Closing Date will be included, together with all common stock issued or issuable upon conversion of all securities then outstanding, including without limitation the CAS Bonds and Representatives' Warrants. In addition, the conversion of any ILX convertible securities into, or the exercise of any right to purchase or otherwise acquire, ILX common stock shall not be deemed an issuance of ILX common stock subject to the foregoing restriction. The above referenced restriction is enforceable only by the Representative. The Representative is not a representative of the CAS Bondholders.


Description of ILX Common Stock

         Each share of ILX common stock entitles the holder thereof to one vote in all matters submitted to a vote of ILX's shareholders, except that election of directors shall be by cumulative voting to the extent and in the manner provided by Arizona law. Cumulative voting requires that in any election for board members, each share of stock is entitled to a total number of votes equal to the total number of board members to be elected. Such votes may be cast for one or more directors as the shareholder desires. No holder of ILX common stock has any preemptive right to subscribe for or purchase additional shares of ILX's stock. Holders of ILX common stock are entitled to share ratably in all dividends not attributable to the Series A or Series C Stock that are declared by the Board of Directors and in all assets available for distribution upon liquidation after giving effect to the liquidation preferences of the Series A, Series B and Series C Stock.

Description of Series A Stock

         Pursuant to the plan of reorganization of BIS-ILE Associates dated September 10, 1991 (see "The Company--Other Wholly Owned Subsidiaries--ILE Sedona Incorporated), the unsecured trade creditors of BIS-ILE Associates agreed to accept 82,540 shares of ILX's non-voting Series A Preferred Stock, $10.00 par value ("Series A Stock"), in full satisfaction of a debt to such trade creditors in the amount of $825,400. Accordingly, ILX authorized 110,000 shares of Series A Stock, 66,795 shares of which remain issued and outstanding at June 30, 1995. Beginning July 1, 1996, the Series A Stock is entitled to an annual dividend of $.80 per share when and as declared by ILX's Board of Directors out of funds legally available therefor. Dividends may not be paid on ILX common, Series B or Series C Stock until the Series A Stock sinking fund requirements and dividends payments are satisfied.

         The Series A Stock has a liquidation preference of $10.00 per share that is superior to the liquidation preferences of the Series B Stock and Series C Stock and the liquidation rights on the ILX common stock. Prior to June 30, 1996, ILX may redeem the Series A Stock at a price of $10.00 per share.
Beginning January 1, 1993, ILX, through one of its affiliates, is required quarterly to make provision for a dividend sinking fund in an amount equal to $100 for each unrescinded timeshare sale in the Sedona Vacation Club at Los Abrigados Resort & Spa made during the preceding calendar quarter, adjusted for certain conversions of Series A Stock into Lodging Certificates, as described below.


         Before June 30, 1996, each holder of Series A Stock may exchange up to $35,000 par value of Series A Stock for "Lodging Certificates" at the rate of one Lodging Certificate for every fifteen shares of Series A Stock so exchanged. Subject to certain conditions, a Lodging Certificate may be exchanged for one night's stay at Los Abrigados Resort & Spa. Additionally, a holder of more than one thousand shares of Series A Stock may exchange one thousand shares of Series A Stock plus $2,100 for a timeshare membership in the Sedona Vacation Club at Los Abrigados Resort & Spa in Sedona, Arizona. The foregoing discussion of the Series A Stock is qualified in its entirety by reference to the Certificate of Designation of the Series A Stock, a copy of which may be obtained from ILX.


Description of Series B Stock

         Pursuant to the plan of reorganization of BIS-ILE Associates, ILX authorized and issued 275,000 shares of non-voting Series B Convertible Preferred Stock, $10.00 par value ("Series B Stock"), in full satisfaction of a debt to B.I. Sedona, Inc., in the amount of $2,750,000, 55,000 shares of which remain issued and outstanding at June 30, 1995.

         The Series B Stock has a liquidation preference of $10.00 per share that is junior to the liquidation preference of the Series A Stock but senior to the liquidation preference of the Series C Stock and the liquidation rights on the ILX common stock. Prior to June 30, 1996, ILX may redeem the Series B Stock at a price of $10.00 per share. From and after July 1, 1996, each share of Series B Stock may be converted into two shares of ILX common stock. The conversion rate shall be adjusted for dividends paid in ILX common stock, stock splits, reverse stock splits and stock reclassifications.


         Prior to June 30, 1996, a holder of Series B Stock may exchange up to $100,000 par value of Series B Stock for Lodging Certificates at the rate of one Lodging Certificate for every fifteen shares of Series B Stock so exchanged. Additionally, a holder of more than one thousand shares of Series B Stock may exchange one thousand shares of Series B Stock plus $2,100 for a timeshare membership in the Sedona Vacation Club at Los Abrigados Resort & Spa in Sedona, Arizona. The foregoing discussion of the Series B Stock is qualified in its entirety by reference to the Certificate of Designation for the Series B Stock, a copy of which may be obtained from ILX.


Description of Series C Stock

         In connection with the Merger of Genesis into ILX's wholly-owned subsidiary, ILX authorized 309,000 shares of non-voting Series C Convertible Preferred Stock, $10.00 par value ("Series C Stock"). ILX issued 305,652 shares of Series C Stock, of which 291,261 shares remain issued and outstanding at June 30, 1995. The Series C Stock has been issued, along with certain shares of ILX common stock, to former Genesis Shareholders in exchange for their Genesis common stock.

         The Series C Stock is entitled to receive dividends, when and as declared by ILX's Board of Directors, out of any funds legally available therefore at the rate of $.60 per share per annum (the "Dividend Preference"), payable in preference and priority to any payment of any dividend on ILX common stock but subordinate and subject to the dividend rights of the Series A Stock. Except for Cumulation Shares (as hereafter defined) issuable on conversion or liquidation of the Series C Stock, the right to Dividend Preference is not cumulative. If, during any year prior to the fifth anniversary (November 1, 1998) of the effective date of the Merger between ILX's wholly owned subsidiary, ILEAC, and Genesis (see "THE COMPANY - Other Wholly Owned Subsidiaries -- Genesis"), the Dividend Preference is not paid in full, the unpaid portion thereof will accumulate through November 1, 1998 (the total amount of such cumulation expressed in dollars is referred to herein as the "Dividend Arrearage"). ILX is not required to pay the Dividend Preference in cash except upon liquidation. "Cumulation Shares" means the total Dividend Arrearage (as of the date of calculation thereof) owed to any holder of Series C Stock with respect to all shares of Series C Stock owned of record by such holder divided by $6.00. Partial fiscal years are to be equitably prorated. The Series C Stock has a liquidation preference of $10.00 per share plus any Dividend Arrearage allocable to such shares. Such liquidation preference is subordinate to the liquidation preferences of ILX's Series A Stock and Series B Stock. The Series C Stock may be redeemed by ILX at any time on or after November 1, 1996 at a price of $10.00 per share plus payment of all declared but unpaid dividends. At the option of the holder, shares of Series C Stock may be converted into shares of ILX common stock after November 1, 1994 but prior to November 1, 2003 at a rate of five shares of ILX common stock for every three shares of Series C Stock. A holder of Series C Stock also shall convert the applicable Dividend Arrearage with respect to such shares into ILX common stock at the rate of one share of ILX common stock for every $6.00 of Dividend Arrearage. This summary of the terms of the Series C Stock is qualified in its entirety by the Certificate of Designation of the Series C Stock, a copy of which may be obtained from ILX.


          Arizona Anti-takeover Legislation and Anti-takeover Devices


         Arizona Revised Statutes Sections 10-1201 et seq. were adopted by the Arizona legislature in an attempt to prevent corporate "greenmail" and to restrict the ability to acquire domestic corporations. These statutes generally apply to business combinations or control share acquisitions of "issuing public corporations," which are defined as corporations having a class of equity securities registered pursuant to Section 12 of the Exchange Act or subject to
Section 15(d) of the Exchange Act and either (i) incorporated under the laws of Arizona or (ii) having a principal place of business or principal executive office in Arizona, owning or controlling assets in Arizona that have a fair market value of at least $1,000,000 and having more than 500 employees residing in Arizona. ILX has securities registered pursuant to Section 12 of the Exchange Act and is subject to Section 15(d) of the Exchange Act, and therefore is subject to these statutes. These statutes could impede an acquisition of ILX and its affiliates.

         Arizona Revised Statutes Section 10-1204 limits the ability of a corporation to repurchase stock from a beneficial owner of more than 5% of the voting power of an issuing public corporation unless certain conditions are satisfied. ARS Section 10-1205 limits the ability of the issuing public corporation to enter into or amend any agreements containing provisions that increase the current or future compensation of any officer or director of the issuing public corporation during any tender offer or request or invitation for tenders of any class or series of shares of the issuing public corporation (other than an offer, request or invitation by the issuing public corporation). ARS Section 10-1211 regulates control share acquisitions, defined as a direct or indirect acquisition of beneficial ownership of shares of an issuing public corporation that would, when added to all other shares of the issuing public corporation beneficially owned by the acquiring person, entitle the acquiring person immediately after the acquisition to exercise either (a) more than 20% but less than 33-1/3% or (b) at least 33- 1/3% but less than 50% or (c) more than 50% of the voting power. Among other things, control share acquisitions exclude statutory mergers and acquisitions, and acquisitions pursuant to security agreements. Within ten days after engaging in a control share acquisition, the acquiring person must deliver to the issuing public corporation an information statement setting forth the identity of the acquiring person and all of its affiliates, the number and class of securities of the issuing public corporation beneficially owned before, and to be acquired in, the control share acquisition, and the terms of the control share acquisition. The shares acquired in a control share acquisition have all the same voting rights as other shares in elections for directors, but do not have the right to vote on other matters unless approved by a resolution of shareholders of the issuing public corporation other than the acquiring person and any officer or director. If the shareholders vote not to accord voting rights to the shares acquired by the acquiring person, the issuing public corporation may redeem the control shares at their then current market price. Finally, in certain circumstances, ARS
Section 10-1221 prohibits an issuing public corporation or a subsidiary thereof from engaging in a business combination with any interested shareholder of the issuing public corporation or any affiliate or associate of the interested shareholder for three years after the interested shareholder's share acquisition date.

         The constitutionality of these provisions of Arizona law has not been tested under Arizona or federal law. No assurance can be given that such statutes would withstand any such constitutional challenge. The existence of these statutes may make ILX a less attractive merger or acquisition candidate.


         Except as described above with respect to the statutory provisions of the Arizona anti-takeover laws, ILX has not adopted any anti-takeover devices with respect to its equity or debt securities, including the CAS Bonds. See "Risk Factors -- Arizona Anti-takeover Provisions."


                        INFORMATION ABOUT THE REGISTRANT


         Information regarding ILX is incorporated by reference from ILX's 10-K, ILX's 10-Q, ILX's Annual Report, ILX's Proxy Statement and ILX's S-2 Registration Statement. Copies of ILX's 10-K, and ILX's most recent 10-Q and ILX's Proxy Statement accompany this Prospectus.


         In late July, 1995, after ILX's second quarter Form 10-Q was filed with the Securities and Exchange Commission, ILX borrowed $900,000 from Edward J. Martori and the Cynthia J. Polich Irrevocable Trust, of which Joseph P. Martori is trustee. The note bears interest at 13.5% and is secured by 320 timeshare weeks in the Sedona Vacation Club at Los Abrigados Resort & Spa.

                        SEC POSITION ON INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Articles 13 and 14 of ILX's Articles of Incorporation, under certain circumstances, provide for the indemnification of ILX's officers and directors against liabilities they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but that description is qualified in its entirety by reference to Articles 13 and 14 of ILX's Articles of Incorporation.

         In general, any director or officer of ILX is eligible to be indemnified against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which the director or officer was a party as a result of his or her relationship with ILX, unless (1) the individual breached his or her duty of loyalty to ILX, (2) the individual's acts or omissions are not in good faith, (3) the individual engaged in intentional misconduct or knowing violation of law, or (4) indemnification is expressly prohibited by applicable law. In addition, ILX will not indemnify a director or officer for any liability incurred in a proceeding initiated (or participated in as an intervenor or amicus curiae) by the officer or director seeking indemnification unless such initiation or participation is authorized by the affirmative vote of a majority of the directors in office.

         ILX shall advance funds to pay the expenses of any officer or director involved in a proceeding provided ILX receives an undertaking that the individual will repay the funds if it is ultimately determined that he or she is not entitled to indemnification. The indemnification rights granted to ILX's officers and directors are deemed to be a legally binding contract between ILX and each such officer and director. Any repeal, amendment or modification of Articles 13 or 14 of ILX's Articles of Incorporation shall be effective prospectively and shall not affect any prior rights or obligations concerning the indemnification of ILX's officers and directors.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                                 LEGAL MATTERS

         Certain legal matters in connection with the authorization and issuance of the CAS Bonds and the shares of ILX common stock issuable upon conversion thereof will be passed upon for ILX by Colombo & Bonacci, P.C., Phoenix, Arizona. Thelen, Marrin, Johnson & Bridges, Los Angeles, California, is acting as counsel to the Underwriters in connection with certain legal matters relating to the CAS Bonds offered hereby.


                                  UNDERTAKINGS

         Beginning after the closing of the offering, all investors will be provided annually with financial statements of the issuing entity and its subsidiaries, including a balance sheet and the related statements of income and retained earnings and changes in financial position, accompanied by a report of an independent public accountant stating that an audit of such financial statements has been made in accordance with generally accepted accounting principles, stating the opinion of the accountant with respect to the financial statements and the accounting principles and practices reflected therein and with respect to the consistency of the application of the accounting principles, and identifying any matters to which the accountant takes exception and stating, to the extent practicable, the effect of each such exception on such financial statements.

         ILX does not currently make loans to its affiliates. Further, all future material affiliated transactions and loans with affiliates of ILX will be made or entered into on terms that are no less favorable to ILX than those that can be obtained from an unaffiliated third party, and any such transaction, including any forgiveness of loans, shall be approved by a majority of the directors who do not have an interest in the transaction.


                                 EXHIBIT INDEX

         The VCA Financial Statements are attached to this Prospectus as an exhibit and made a part hereof.

                            VARSITY CLUBS OF AMERICA

                         INDEX TO FINANCIAL STATEMENTS

         Independent Auditors' Report........................................F-1

         Consolidated Balance Sheets as of June 30, 1995 and December 31,
         1994 and 1993.......................................................F-2

         Consolidated Statements of Operations for the six months ended
         June 30, 1995 and for the year ended December 31, 1994..............F-3

         Consolidated Statements of Shareholder Equity for the years ended December 31, 1991, 1992, 1993 and 1994........................F-4

         Consolidated Statements of Cash Flows for the six months ended
         June 30, 1995 and for the year ended December 31, 1994..............F-5

         Notes to Consolidated Financial Statements..........................F-6




INDEPENDENT AUDITORS' REPORT



Board of Directors and Shareholders
Varsity Clubs of America Incorporated
Phoenix, Arizona

We have audited the accompanying balance sheets of Varsity Clubs of America Incorporated (the "Company") as of December 31, 1994 and 1993, the statements of operations and of cash flows for the year ended December 31, 1994, and the statements of shareholders' equity for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1994 and 1993, and the results of their operations and their cash flows for the year ended December 31, 1994 in conformity with generally accepted accounting principles.



DELOITTE & TOUCHE LLP
Phoenix, Arizona

July 26, 1995



                      VARSITY CLUBS OF AMERICA INCORPORATED
                           CONSOLIDATED BALANCE SHEETS


                                                      June 30,            December 31,       December 31,
                                                        1995                  1994               1993
                                                       ------               -------            --------
                                                     (Unaudited)
Assets
     Cash and cash equivalents (Note 6)               $       --           $    97,502          $     15
     Restricted cash (Note 1)                            782,907                    --                --
     Notes receivable, net (Note 2)                    1,734,106               251,679                26
     Resort property under development
         (Note 3)                                      5,993,060             1,735,592                --
     Deferred assets (Note 4)                            371,582               204,383           221,336
     Property and equipment, net (Note 5)                 92,106                60,266                --
     Other assets                                         23,419                 7,670                --
                                                       ---------            ----------          ---------
                                                      $8,997,180            $2,357,092          $221,377
                                                       =========             =========          ========

Liabilities and Shareholder Equity
     Accounts payable                                 $  264,512            $   67,817            $3,623
     Accrued and other liabilities                       696,599                92,161                --
     Due to affiliates (Note 6)                        3,098,995             1,788,294           203,866
     Deferred income (Note 3)                            103,973               365,195                --
     Notes payable (Note 7)                            4,788,676               400,784                --
                                                       ---------            ----------          --------
                                                       8,952,755             2,714,251           207,489
                                                       ---------            ----------          --------

Shareholder Equity
     Common stock, no par value; 1,000,000
         shares authorized; 1,000 issued
         and outstanding                                 126,095               126,095           126,095
     Deficit                                             (81,670)             (483,254)         (112,207)
                                                      ----------            -----------        ---------
                                                          44,425              (357,159)           13,888
                                                      ----------            -----------        ---------
                                                      $8,997,180            $2,357,092          $221,377
                                                      ==========            ===========        =========

See notes to consolidated financial statements



                      VARSITY CLUBS OF AMERICA INCORPORATED
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                    Six months                 Year
                                                                  ended June 30,        ended December 31,
                                                                       1995                    1994
                                                                       ----                    ----
                                                                     (unaudited)
Revenues
     Sales of timeshare interests                                     $2,941,347               $      --
     Commissions on timeshare interests sold                              80,733                 149,446
                                                                      ----------                 -------
                                                                       3,022,080                 149,446
                                                                      ----------                 -------

Cost of sales and operating expenses
     Cost of timeshare interests sold                                  1,254,347                  98,022
     Advertising and promotion                                           718,929                 525,184
     General and administrative                                           25,773                  29,205
     Provision for doubtful accounts                                     176,452                      --
                                                                       ---------                --------
                                                                       2,175,501                 652,411
                                                                       ---------                --------

Operating income (loss)                                                  846,579                (502,965)

Other income (expense)
     Interest expense                                                   (201,372)               (115,447)
     Interest income                                                      24,100                      --.

Income (loss) before income taxes                                        669,307                (618,412)

Income taxes                                                            (267,723)                247,365
                                                                      ----------                --------

Net income (loss)                                                      $ 401,584               $(371,047)
                                                                      ==========               =========



See notes to consolidated financial statements





                      VARSITY CLUBS OF AMERICA INCORPORATED
                  CONSOLIDATED STATEMENTS OF SHAREHOLDER EQUITY


                                                 Common Stock
                                             --------------------

                                             Shares         Amount            Deficit           Total
                                            -------        -------         ------------        -------
Balances, December 31, 1991                  1,000        $ 98,866          $(112,207)       $(13,341)
Additional capital contribution                ---          27,229                ---          27,229
                                          --------        --------         -----------       ---------

Balances, December 31, 1992 and 1993         1,000         126,095           (112,207)         13,888

Net loss                                       ---             ---           (371,047)       (371,047)
                                         ---------        --------           ---------       ---------
Balances, December 31, 1994                  1,000         126,095           (483,254)       (357,159)

Net income (unaudited)                         ---             ---            401,584         401,584
                                         ---------        --------          ----------        -------

Balances, June 30, 1995 (unaudited)          1,000        $126,095          $ (81,670)       $ 44,425
                                         =========        ========          ==========       ========


See notes to consolidated financial statements







                      VARSITY CLUBS OF AMERICA INCORPORATED
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 Six months ended          Year ended
                                                                     June 30,             December 31,
                                                                       1995                   1994
                                                                       ----                   ----
                                                                    (unaudited)
Cash flows from operating activities:
     Net income (loss)                                             $   401,584             $ (371,047)
     Adjustments to reconcile net income (loss) to
         net cash provided by operating activities:
     Additions to notes receivable                                  (1,658,879)              (251,653)
     Provision for doubtful accounts                                   176,452                     --
     Depreciation and amortization                                       6,918                  1,035
     Cost of timeshare interests sold                                  547,860                     --
     Change in assets and liabilities:
         Additions to resort property under development             (4,805,328)            (1,735,592)
         Increase in other assets                                      (15,749)                (7,670)
         Increase in accounts payable                                  196,695                 64,194
         Increase in accrued and other liabilities                     604,438                 92,161
         Increase (decrease) in deferred income                       (261,222)               365,195
                                                                    -----------             ---------
Net cash provided (used) by operating activities                    (4,807,231)            (1,843,377)
                                                                     ---------              ---------

Cash flows from investing activities:
     Additions to restricted cash                                     (782,907)                    --
     (Increase) decrease in deferred assets                           (167,199)                16,953
     Purchases of plant and equipment                                  (38,758)               (61,301)
                                                                    -----------            -----------
Net cash used in investing activities                                 (988,864)               (44,348)
                                                                    -----------            -----------

Cash flows from financing activities:
     Proceeds from notes payable                                     4,387,892                400,784

     Increase in due to affiliates                                   1,310,701              1,584,428
                                                                    ----------             ----------
Net cash provided by financing activities                            5,698,593              1,985,212
                                                                    ----------             ---------

Net increase (decrease) in cash and cash equivalents                   (97,502)                97,487
Cash and cash equivalents at beginning of period                        97,502                     15
                                                                        ------             ----------
Cash and cash equivalents at end of period                         $        --             $   97,502
                                                                    ==========                =======


See notes to consolidated financial statements




                      VARSITY CLUBS OF AMERICA INCORPORATED
                   Notes to Consolidated Financial Statements


Note 1 - Summary of Significant Accounting Policies

Principles of Consolidation and Business Activities
The consolidated financial statements include the accounts of Varsity Clubs of America Incorporated and its wholly-owned subsidiaries ("VCA" or the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation. VCA is a wholly owned subsidiary of ILX Incorporated ("ILX").

The Company's significant business activities include developing, operating, marketing and financing ownership interests in quality lodging accommodations near prominent colleges and universities.

There was no income statement activity in 1992 and 1993.

Revenue Recognition

Revenue from sales of timeshare interests is recognized in accordance with Statement of Financial Accounting Standard No. 66, Accounting for Sales of Real Estate ("SFAS No. 66"). No sales are recognized until such time as a minimum of 10% of the purchase price has been received in cash, the buyer is committed to continued payments of the remaining purchase price and the Company has been either released of, or has provided for, the delivery of all future obligations for the timeshare interest. Revenue will be recognized by the percentage of completion method as development and construction proceeds and as the costs of development and profit can be reasonably estimated.

Income Taxes


VCA has an informal tax sharing agreement with ILX under which it receives a tax benefit from ILX for tax losses included in the ILX tax return if such losses can be utilized by ILX. Amounts will be payable by VCA to ILX when VCA taxable income is included in the ILX tax return. This payable will be calculated based upon taxes that VCA would owe on a stand alone basis. Deferred tax assets and liabilities are recorded when there is a difference between the tax basis of such accounts in the ILX consolidated tax returns and the financial statement basis. At December 31, 1994, due to affiliates included a current tax receivable of $165,969 and a deferred tax asset of $90,290.


Statements of Cash Flows


Cash equivalents are highly liquid investments with an original maturity of three months or less. During the year ended December 31, 1994, the Company paid interest of approximately $30,748, which was capitalized to resort property under development.


Restricted Cash

Amounts of cash in escrow have been classified as restricted cash because the Company does not have access to the cash until the facility is complete and deeds are issued.


Note 2 - Notes Receivable

Notes receivable consist of the following:

                                                                 December 31,
                                                                     1994
                                                                     ----
Timeshare receivables                                              $282,483
Allowance for possible credit losses                                (30,804)
                                                                   --------
                                                                   $251,679
                                                                   ========

Notes generated from the sale of timeshare interests bear interest at annual rates ranging from 9% to 13.5% and have terms of five to seven years. In addition, the Company offers 0% interest and below market interest, and one and two year financing, to certain timeshare purchasers. These notes are discounted to yield a consumer market rate. The notes are collateralized by deeds of trust on the timeshare interests sold.

The Company has a $10 million financing commitment whereby the Company may sell eligible notes received from sales of timeshare interests on a recourse basis through February 1996. The commitment may be extended for an additional eighteen month period and an additional $10 million at the option of the financing company. This commitment was unused at December 31, 1994.

Note 3 - Resort Property Under Development

The Company intends to develop lodging accommodations in areas located near major university campuses, and to market those lodging accommodations, including interval ownership interests, to alumni and other sports enthusiasts. During 1994, the Company acquired its first site near the University of Notre Dame for $690,655 and commenced construction. Acquisition and construction costs totaling $1,735,592 are included in resort property under development at December 31, 1994. Revenues of $513,400, net of related selling costs of $148,205, have been deferred at December 31, 1994, until construction is substantially complete.

The Company has a construction financing commitment for $5 million to complete the Notre Dame facility, of which $400,784 has been drawn at December 31, 1994. (Note 7)

Note 4 - Deferred Assets

Deferred assets consist of loan fees and land deposits on potential future sites.

Note 5 - Property and Equipment

         Property and equipment consists of the following:

                                                                    December 31,
                                                                       1994
                                                                       ----

Office equipment                                                      $15,564
Computer equipment                                                     45,737
                                                                      -------
                                                                       61,301
Accumulated depreciation                                               (1,035)
                                                                       ------
                                                                      $60,266
                                                                      =======
Note 6 - Due to Affiliates

The balances in due to affiliates represent advances from ILX and cash overdrafts that will be covered by ILX. The advances bear interest at 13.5% and are payable on demand, although no demand is anticipated until VCA has sufficient working capital to commence repayment.

Note 7 - Notes Payable

Notes payable consists of a construction note payable, collateralized by a deed of trust on the Varsity Clubs of America - Notre Dame facility in Mishawaka, Indiana. The note bears interest at 13%, with interest payable monthly, release fees of $2,180 per interval applied to the principal balance of the note, with the balance due in full 36 months from the date of the final loan draw. This note was issued pursuant to a commitment for $5 million. Under certain circumstances the lender has the option to convert the repayment terms to a 60 month amortization.

Note 8 - Commitments

Future minimum lease payments on noncancelable operating leases are as follows:

             Year ending
            December 31,
            ------------
                1995                                            $51,000
                1996                                             26,000
                1997                                             13,000
                                                               --------
                                                                $90,000
                                                               ========

Total rent expense for the year ended December 31, 1994, was approximately $63,000.

Note 9 - Subsequent Events

In July 1995, the Company acquired a two acre site in Tucson, Arizona, near the University of Arizona, to be the site of its second Varsity Clubs of America. The land was acquired for $1,002,000, consisting of a $300,600 down payment and a note payable to the seller of $701,400. The Company has a commitment for construction financing for the facility in the amount of $6 million, which is expected to be sufficient to build and furnish the property.

Note 10 - Unaudited Interim Period

Summary of Significant Accounting Policies

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10Q and Rule 10-01 of Registration S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Operating results for the six month period ended June 30, 1995, are not necessarily indicative of the results that may be expected for the year ending December 31, 1995. The accompanying financial statements should be read in conjunction with the Company's most recent audited financial statements.

Notes Payable

During the first six months of 1995, the Company borrowed $3,575,795 on its $5 million construction financing commitment for the Varsity Clubs of America - Notre Dame facility, bringing the balance outstanding on the loan to $3,976,579 at June 30, 1995.

During the second quarter of 1995, the Company borrowed $812,097 against consumer notes receivable. This amount was borrowed under the $10 million committment and such notes will be sold to the lender when deeds are issued.

================================================================================

No  dealer,  salesperson  or  any  other               $10,000,000
person has been  authorized  to give any
information     or    to    make     any
representation  not  contained  in  this
Prospectus in connection  with the offer               -----------
made  hereby.  If given  or  made,  such
information or  representation  must not
be relied upon as having been authorized             ILX INCORPORATED
by the Company. This Prospectus does not
constitute   an   offer   to   sell   or
solicitation  of an offer to purchase by             10% Convertible
any person in any  jurisdiction in which               Adjustable
such offer  would be  unlawful.  Neither              Secured Bonds
the delivery of this  Prospectus nor any
sale  made  hereunder  shall  under  any
circumstances   create  any  implication               Due 2000
that the information contained herein is correct as of any time subsequent to the date hereof.


   ----------------------------------

            TABLE OF CONTENTS

AVAILABLE INFORMATION...................1

CORPORATION BY REFERENCE................1

PROSPECTUS SUMMARY......................2
                                                       ---------------
RISK FACTORS............................6
                                                          PROSPECTUS
THE COMPANY............... ............11
                                                       ---------------
RATIO OF EARNINGS TO FIXED CHARGES ....18

USE OF PROCEEDS....................... 18

UNDERWRITING...........................19

DESCRIPTION OF ILX SECURITIES AND
PERTINENT ARIZONA STATUTES...........  21

INFORMATION ABOUT THE REGISTRANT.....  29
                                                      BROOKSTREET SECURITIES
SEC POSITION ON INDEMNIFICATION                         2361 Campus Drive
FOR SECURITIES ACT LIABILITIES.......  30                   Suite 210
                                                     Irvine, California 92715
LEGAL MATTERS........................  30                 (714) 852-7905

EXHIBIT INDEX........................  31
     --------------------------------


================================================================================







                                    PART II

                            INFORMATION NOT REQUIRED
                                 IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.



      SEC Registration Fee.............................................$4,379.30
      NASD Fees........................................................$2,770.00
      Representative Non-Accountable Expense Allowance...............$200,000.00
      Accounting Fees and Expenses....................................$50,000.00
      Legal Fees and Expenses.........................................$50,000.00
      Printing Expenses...............................................$20,000.00
      Blue Sky Fees and Expenses......................................$53,050.00
      Appraiser Fees...................................................$8,000.00
      Trustee Fees....................................................$10,500.00
      Miscellaneous...................................................$25,000.00
                                                                      ----------
              Total..................................................$423,699.30



Item 15. Indemnity of the Officers and Directors and Commission Position on Such Indemnity.

         Articles 13 and 14 of ILX's Articles of Incorporation, under certain circumstances, provide for the indemnification of ILX's officers and directors against liabilities they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but that description is qualified in its entirety by reference to Articles 13 and 14 of ILX's Articles of Incorporation.

         In general, any director or officer of ILX is eligible to be indemnified against all expenses, including attorneys' fees, judgments, fines, punitive damages and amounts paid in settlement, that were incurred in connection with a proceeding to which the director or officer was a party as a result of his or her relationship with ILX, unless (1) the individual breached his or her duty of loyalty to ILX, (2) the individual's acts or omissions are not in good faith, (3) the individual engaged in intentional misconduct or knowing violation of law, or (4) indemnification is expressly prohibited by applicable law. In addition, ILX will not indemnify a director or officer for any liability incurred in a proceeding initiated (or participated in as an intervenor or amicus curiae) by the officer or director seeking indemnification unless such initiation or participation is authorized by the affirmative vote of a majority of the directors in office.

         ILX shall advance funds to pay the expenses of any officer or director involved in a proceeding provided ILX receives an undertaking that the individual will repay the funds if it is ultimately determined that he or she is not entitled to indemnification. The indemnification rights granted to ILX's officers and directors are deemed to be a legally binding contract between ILX and each such officer and director. Any repeal, amendment or modification of Articles 13 or 14 of ILX's Articles of Incorporation shall be effective prospectively and shall not affect any prior rights or obligations concerning the indemnification of ILX's officers and directors.


Item 16.  Exhibits.

         The Exhibits required by Item 601 of Regulation S-K have been supplied as follows:

         Exhibit                                                            Page
         -------                                                            ----
          (1)     Form of Underwriting Agreement, Agreement
                  Among Underwriters, and Master Dealer Agreement
          (4)     Form of Indenture  between ILX and
                  U.S. Trust Company of California, N.A., as
                  Trustee (including the Form of CAS Bonds)
          (5)     Opinion of Colombo & Bonacci, P.C.
         (10)     Material Contracts                                           *
                  (a)  Consulting Agreement between ILX Incorporated
                       and Investor Resources Services, Inc.                   *
                  (b)  Consulting Agreement between ILX Incorporated
                       and Universal Solutions, Inc.                           *
         (11)     Statement re Computation of Per Share Earnings
         (12)     Statement re Computation of Ratios
         (13)     Annual Report to Security-Holders on Form 10-K/A
                  and Form 10-Q/A
         (23)     Consents of Experts and Counsel
                  (a)  Consent of Colombo & Bonacci, P.C.
                  (b)  Consent of Deloitte & Touche LLP
                  (c)  Consent of The Mentor Group, Incorporated               *
         (25)     Statement of Eligibility of Trustee                          *
         (99)     Additional Exhibits
                  (a)  Appraisal prepared by The Mentor Group, Inc.            *
                       concerning Valuation of VCA Stock

                                                              * Previously Filed

                                  UNDERTAKINGS

         The undersigned registrant hereby undertakes to:

         (1) deliver or cause to be delivered with the Prospectus, to each person to whom the Prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the Prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
         Article 3 of Regulation S-X is not set forth in the Prospectus, to deliver, or cause to be delivered to each person to whom the Prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the Prospectus to provide such interim financial information.

         (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


         The undersigned registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted form the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on September 29, 1995.

                                ILX INCORPORATED



                                         By  /s/ Joseph P. Martori
                                            --------------------------------
                                            Joseph P. Martori, President

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                       Date
---------                             -----                       ----

/s/ Joseph P. Martori                 President/Director               9-29-1995
-------------------------
Joseph P. Martori


/s/ Nancy J. Stone                    Chief Financial Officer/         9-29-1995
-------------------------
Nancy J. Stone                        Director


/s/ Denise Janda                      Controller                       9-29-1995
-------------------------
Denise Janda


/s/ Alan Tucker                       Director                         9-29-1995
-------------------------
Alan Tucker


                                      Director
-------------------------
Ronald D. Nitzberg


/s/ Edward J. Martori                 Director                         9-29-1995
-------------------------
Edward J. Martori


                                      Director
-------------------------
James W. Myers


                                      Director
-------------------------
Steven R. Chanen


/s/ Luis C. Acosta                    Director                         9-29-1995
-------------------------
Luis C. Acosta